
02058517

PE
6-30-02


SEC MAIL PROCESSING
RECEIVED
SEP 2 0 2002
WASH, D.C. 155 SECTION



ElkCorp 2002 Annual Report

expanding our horizons

PROCESSED
SEP 2 6 2002
THOMSON
FINANCIAL


ELK
The Premium Choice

Markets

Outlook

ELK TECHNOLOGIES, INC.

Develops and markets fabrics featuring Elk's VersaShield fire retardant coatings designed for use in the manufacture of home furnishings and other consumer products.

Development Laboratory:
Ennis, Texas

Mattresses, upholstered furniture, curtains and bed clothing.

Potentially significant demand for this new application of Elk's VersaShield technology could result from a trend toward more stringent flammability requirements for mattresses and upholstered furniture.

CYBERSHIELD, INC.

Applies precise conductive metal coatings to plastic components used in electronic enclosures to control electromagnetic and radio frequency emissions and to create circuitry and antennae.

Manufacturing plant:
Lufkin, Texas

Digital wireless cellular phones, PDAs, and telecommunications, consumer electronics, bar coding, computer and computer peripherals, aerospace, automotive, military and medical equipment industries.

Sales efforts will be directed at developing new applications for Cybershield's EXACT™ process and new non-telecommunications sales. Sales to the telecommunications industry will continue to be adversely affected by sluggish worldwide cellular handset shipments, an exodus of U.S. and Latin American cellular handset production to Asia and depressed telecommunications infrastructure spending.

CHROMIUM CORPORATION

Provider of proprietary CRODON® hard chrome and other surface finishes designed to extend the service life of steel machinery components operating in abrasive environments.

Manufacturing plant:
Cleveland, Ohio

Cylinder liners, pistons and valves for railroad and marine large diesel engines and applications in other industries for wear plates and tiles using Chromium's CRODON® proprietary finishes.

Railroad purchases are expected to be sluggish until an improving economy results in higher rail freight traffic. Chromium is targeting wear plates and tiles to generate 30 percent of its sales by fiscal year-end 2003.

ORTLOFF ENGINEERS, LTD

A leading supplier of proprietary technologies and related engineering services to the natural gas processing industry.

Office:
Midland, Texas

New plant construction projects and existing plant improvement projects for the gas liquids recovery and sulfur recovery industries.

Natural gas development projects are expected to continue at a rapid pace in many international markets, providing good opportunities. Little new gas development activity is expected in North America.

The repositioning of our corporate structure and the change of our name to "ElkCorp" underscores our commitment to moving forward as a family of value-added products under the Elk brand. We remain dedicated to our core business platforms and logical extensions that capitalize on our unique capabilities. We will use our strengths as a high-quality, low-cost producer to achieve our common goal of increasing shareholder value.

THOMAS D. KAROL
Chairman of the Board and Chief Executive Officer

CORPORATE PROFILE

ElkCorp, through its subsidiaries, manufactures Elk brand premium roofing and building products (over 90 percent of consolidated sales) and provides technologically advanced products and services to other industries. ElkCorp strives to be the Supplier of Choice in each of its businesses. The company's common stock is listed on the New York Stock Exchange under the ticker symbol ELK.

ELK PREMIUM BUILDING PRODUCTS

ELK PREMIUM ROOFING

A low-cost manufacturer of premium laminated fiberglass asphalt shingles and a leader in quality, service, market share, pricing, product innovation, manufacturing technology, marketing, and sales.

Manufacturing plants:
Ennis, Texas
Myerstown, Pennsylvania
Shafter, California
Tuscaloosa, Alabama

Markets

Homes are reroofed about every 17-18 years on average, resulting in over 80 percent of asphalt shingle sales being used in reroofing, rather than new construction, applications. Elk participates exclusively in the high growth laminated segment of the total asphalt shingle market. Over the last five calendar years, the laminated asphalt shingle segment has grown at a compound annual growth rate of 13 percent.

Outlook

Industry shipments of laminated asphalt shingles are expected to continue to grow at 7 percent to 12 percent annually. Elk is well positioned to exceed industry growth rates as it continues to capitalize upon the additional manufacturing capacity of its new Myerstown, Pennsylvania plant to further penetrate Midwestern and Northeastern markets. During fiscal 2003, Elk will begin new capacity additions that will keep up with growing demand.

ELK PERFORMANCE NONWOVEN FABRICS

A leading low-cost manufacturer of coated and non-coated nonwoven fabrics.

Manufacturing plant:
Ennis, Texas

Nonwoven fiberglass fabrics are used as a substrate for about 95 percent of asphalt shingles. In addition, other Elk fabrics have varied direct applications in building and construction, filtration, floor coverings and other industries.

New market opportunities for Elk's nonwoven manufacturing capabilities outside of traditional roofing markets will continue to be developed. VersaShield® fire and moisture barrier coated mat applications will penetrate a number of key identified industries.

expanding our horizons

Our path forward leads to a future where continued success
is achieved through innovation and excellence in all our operations.

ABOUT THE COVER

The cover features an original painting by Bart Forbes, the acclaimed Dallas artist who inspired and created the colors for Elk's Prestique® Gallery Collection™ shingles. Bart Forbes's work was also featured on last year's ELCOR annual report. Signed prints of this painting are available for purchase through the ElkCorp web site at www.elkcorp.com.



184.8
181.1
184.8
223.0
262.8
303.4
358.6
395.2
379.2
506.53
93 94 95 96 97 98 99 00 01 02

CONSOLIDATED SALES
(Dollars in millions)



14.8
14.1
9.6
10.7
12.3
18.3
25.3
29.9
8.8
19.0
93 94 95 96 97 98 99 00 01 02

PRO FORMA EARNINGS, EXCLUDING NONCASH STOCK OPTION COMPENSATION
(Dollars in millions)

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

Fiscal Year Ended June 30

For the Year	2002	2001	% Change
Sales	**$506,526**	$379,156	34%
Net Income	**15,093**	8,762	72%
Pro forma Earnings, Excluding Noncash Stock Option Compensation[1]	**19,015**	8,762	117%
Net Income Per Share—Diluted	**.77**	.45	71%
Pro forma Earnings Per Share, Excluding Noncash Stock Option Compensation[1]	**.97**	.45	116%
Cash Flows From Operating Activities	**27,661**	10,406	166%
EBITDA[2] [3]	**58,189**	31,051	87%
Capital Expenditures	**11,378**	38,543	(70%)
Depreciation and Amortization[3]	**21,331**	13,697	56%
Average Invested Capital[4]	**282,551**	280,312	1%
Return on Average Invested Capital[5] [6]	**6.8%**	3.9%	74%
Average Shareholders' Equity	**168,907**	161,973	4%
Return on Average Shareholders' Equity[6]	**8.9%**	5.4%	65%
At Year-End			
Shareholders' Equity	**$176,092**	$162,102	9%
Book Value Per Common Share	**9.05**	8.43	7%
Long-Term Debt	**119,718**	123,300	(3%)
Total Invested Capital[4]	**283,374**	285,402	(1%)
Working Capital	**117,238**	89,234	31%
Current Ratio	**3.3 to 1**	2.9 to 1	
Net Property, Plant and Equipment	**206,479**	220,036	(6%)
Employees	**1,141**	1,163	(2%)

(1) The company changed its accounting from "fixed' to "variable" accounting for certain stock options in fiscal 2002. Item represents pro forma amount excluding noncash stock option compensation. Pro forma amount should not be considered to be in accordance with accounting principles generally accepted in the United States of America.

(2) EBITDA represents income before interest, taxes, depreciation, amortization and noncash stock option compensation. EBITDA is helpful in understanding cash flow generated from operations that is available for taxes, debt service and capital expenditures. EBITDA should not be considered by investors as an alternative to net income as an indicator of the corporation's operating performance or to cash flows as defined by accounting principles generally accepted in the United States of America as a measure of its overall liquidity.

(3) Includes impairment charges of $3,360 in fiscal 2002.

(4) Sum of long-term debt, net of cash, and shareholders' equity.

(5) Income plus interest expense net of tax, divided by average invested capital.

(6) Excluding noncash stock option compensation, return on average invested capital was 8.1% and return on average shareholders' equity was 11.2%.

STOCK PRICES



ELK
Listed
NYSE



S&P
SmallCap
600

New York Stock Exchange high and low stock sales prices by quarter for fiscal years ended June 30, 2002 and 2001, were:

	2002		2001	
	HIGH	**LOW**	HIGH	LOW
First Quarter	**$22.30**	**$16.65**	$23.44	$13.75
Second Quarter	**29.29**	**20.80**	18.81	11.25
Third Quarter	**28.05**	**21.10**	18.30	13.75
Fourth Quarter	**28.94**	**20.70**	20.36	13.64



THOMAS D. KAROL, CHAIRMAN OF THE BOARD/CEO
RICHARD A. NOWAK, PRESIDENT/COO

our vision

ElkCorp will become the Supplier of Choice in each of our markets.

our mission

To achieve total customer satisfaction by developing and manufacturing superior products with consistent quality and by providing value-added services which help our customers meet their objectives.

MOVING FORWARD

Fellow Shareholders:

Last year we outlined for you "The Path Forward." We set some significant milestones emphasizing our technology advantage, human resources capabilities and manufacturing expertise. Fiscal year 2002 saw a succession in management as former Chairman Harold K. Work and former Vice Chairman Richard J. Rosebery retired. This transition was successful. We realigned our business platforms to emphasize synergies within the company and to focus more on each of their strengths. We did not achieve all of our goals, but we achieved a good portion of them and are continuing our path forward to achieve an even higher level of success. Some of our fiscal 2002 accomplishments include:

- Reorganized and established the company under two major platforms— Building Products and Technologies.
- Reached a half-billion dollars in sales.
- More than doubled pro forma earnings to **$0.97** per share, excluding the effect of a change in our accounting for employee stock options.
- Restructured our balance sheet and positioned the company for future growth.
- Started up the new Myerstown, Pennsylvania roofing plant on time, on schedule, and on budget, and it has been profitable in each month of fiscal 2002.
- Increased Building Products sales 37 percent.
- Introduced the Whole Different Animal™ marketing campaign with new product introductions to reinforce our overall roofing strategy.
- Introduced the Peak Performance Contractor℠ program allowing qualified contractors to participate in motivational programs for the mutual benefit of Elk and the contractor.
- Began regional introductions of new "upper-end premium" roofing products.
- Formed Elk Technologies, Inc. to pursue the fire retardant substrates market with proprietary technology.
- Introduced our VersaShield roofing underlayment products into new channels of distribution.
- Successfully consolidated Cybershield into a single, more efficient operation.
- Approved additional capacity with a new roofing plant expansion at our current Tuscaloosa, Alabama facility, and began expanding capacity at our other roofing plants.
- Leveraged Ortloff Engineers' resources with a new cooperative marketing agreement and made considerable inroads in international gas processing technology markets to counter downturns in North American natural gas production.

At Cybershield, we faced a tough year as a result of turmoil in the telecommunication markets, forcing us to retrench and shut down our Canton, Georgia facility. Chromium Corporation faced a similar situation with the railroad and marine industries reducing their demand for diesel engine cylinder liners and diesel engine components.


0.85
0.71
0.51
0.53
0.62
0.90
1.27
1.49
0.45
0.97
93 94 95 96 97 98 99 00 01 02

PRO FORMA EARNINGS PER SHARE, EXCLUDING NONCASH STOCK OPTION COMPENSATION
(Dollars per share)

Overall, we are proud of our fiscal 2002 accomplishments. We have a strong team of people committed to achieve even greater results as we move forward on our fiscal 2003 path. Our **VISION** as the Supplier of Choice in all our business platforms is intended to send a powerful message. In addition, we have forged a five-year Path Forward plan to achieve $1 billion in sales revenues. This long-range path is envisioned to take place with both our current business platforms as well as acquisitions. We are excited about this prospect and are determined to achieve this goal.

Although our new name, ElkCorp, is similar to our previous name, Elcor Corporation, we've adopted a new corporate identity to better reflect our vision of a family of premium products under the Elk brand. Our employees are committed to this vision.

FISCAL 2003

This year begins with uncertainties in the business environment. We believe that growth in laminated asphalt shingle shipments will likely slow somewhat from the high levels we enjoyed in fiscal 2002. Pressures also exist in both raw material costs and pricing. However, we are confident the organization is in place, productivity and capacity improvements continue, and new initiatives will allow us to continue improving our financial performance.

Roofing will have additional capacity in place by year-end to insure we are able to meet the demands of the future. Additional premium products are in the pipeline for fiscal 2003 introduction. We will put further emphasis on our contractor pull-through efforts in the sales and marketing arena, thus adding improved value to our distribution channel. We are committed to our distribution partnerships with the goal of earning the #1 or #2 brand carried in all outlets.


No. 1
in Quality

FOR THE FIFTH YEAR
BUILDER MAGAZINE BRAND USE SURVEY

For the fifth year in a row, Elk premium roofing was ranked #1 by builders large and small, as reported by the Hanley-Wood BUILDER *magazine brand use survey, conducted by research firm Readex®.*

Our new expansion at the Elk roofing facility in Tuscaloosa will be over half completed by this time next year, and its completion in fiscal 2004 will provide us with the needed capacity to continue the next phase of the $1 billion blueprint in fiscal 2005 and beyond. In addition, we will continue to examine high-end roofing product alternatives.

Performance Nonwoven Fabrics should grow with both internal and external demand. Our coated fabric in the VersaShield family should see further penetration into fire barrier systems, establishing itself as a premium product. In addition, a renewed emphasis will take place in the specialty arena focusing on commercializing products with blended fiber substrates.

Elk Technologies will focus on penetrating the consumer fire retardant markets in mattress, bedding and upholstered furniture. Our goal is to become the Supplier of Choice for fire retardant coatings and barriers.

Chromium Corporation will focus on growing its hard chrome plating and finishing business by expanding our horizon beyond the internal combustion engine proprietary finish market. The traditional rail and marine markets remain depressed and overly cyclical. Our goal is to enter new hard chrome finishing markets in industries with more opportunities for growth and less instability in demand.

Cybershield was a disappointment last year. We continue to struggle to determine if there is adequate replacement opportunity for the telecommunications shielding business, which continues to migrate to the Far East at an accelerated pace. We are actively seeking the possibility of joint venturing with a number of companies in order to use their marketing strengths to allow us an entry with our new EXACT technology. Although optimistic, we are also realistic in assessing this business platform's growth to continue as a viable long-term entity within ElkCorp.



ElkCorp takes great pride in its corporate citizenship. Employees give generously of their time to a wide variety of community activities. In 2001, the company received the Crystal Hammer Award from former U.S. Secretary of Housing and Urban Development, Henry Cisneros, in recognition of ongoing contributions to Habitat for Humanity.

Ortloff Engineers is poised, we feel, for some unique opportunities with the current Cooperative Marketing Agreement with UOP, LLC. This allows us extended worldwide coverage in our gas processing and sulfur recovery technologies along with UOP's other technologies. This agreement gives us the international coverage to position Ortloff as Supplier of Choice in providing technology for liquid natural gas projects worldwide.

We continue to evaluate our smaller business platforms to insure these businesses represent a fit into our newly aligned structures for long-term growth.

We are committed to growing earnings per share and achieving a return on shareholders' equity in the top 20 percent of public companies listed on the NYSE. We will invest in sound business platforms that complement our capabilities, and manage our resources to optimize execution of these strategies. We feel we have aligned our employees' interest with those of our shareholders. Our profit sharing plan, which includes almost all employees, is in a direct linear relationship to increases in profit returned to you, our shareholders. For all of us to profit at ElkCorp, we need to return more to you.

This past year, all of us have been appalled by the events surrounding some companies' evidence of self-serving executive decisions, misuse of corporate assets, corporate fraud and other deceitful practices clouding the current horizon. We would like to assure you, the *owners,* we are committed to avoiding the mistakes you are currently reading about in the news. We take our jobs seriously. You hired us to grow our assets responsibly and secure above average returns, while still maintaining a conservative financial structure. We will do this while maintaining the highest ethical standards, exemplary safety performance, and an environmentally sound approach. We would like to reaffirm this commitment on behalf of all our employees.

Fiscal 2003 is another step in our Path Forward to building the long-term value of ElkCorp.

THOMAS D. KAROL
Chairman of the Board and Chief Executive Officer
August 30, 2002

RICHARD A. NOWAK
President and Chief Operating Officer

ELK

PREMIUM

BUILDING

PRODUCTS

ELK PREMIUM ROOFING

The Premium Choice

The core business for ElkCorp continues to be premium quality roofing products. These products represented 91 percent of the company's consolidated sales in fiscal 2002.

Significant increases in sales were realized during each of the four quarters due to strong demand in the roof replacement and new housing markets.

Additional manufacturing capacity enabled the company to grow sales at a faster rate than the industry as a whole. Elk continues to be recognized as the leading manufacturer of premium laminated shingles.



One of the unique colors in the Prestique Gallery Collection of shingles, Weathered Sage™, was selected by Southern Living® *magazine for their Idea House. "It perfectly complements the style and charm of the house," said Tim Watson, manager of* Southern Living's *Idea House program.*

MAINTAINING MARKET LEADERSHIP

Customer response to Elk's Whole Different Animal marketing campaign was extremely enthusiastic. Distributors, contractors, and homeowners responded favorably to the campaign, increasing demand for the company's growing line of products.

During this next year, we plan on expanding our value concept into other areas of the building products industry, as well as further strengthening our position in the premium roofing market. This strategy will tie in closely with our current products and further enhance the breadth of products we have to offer our customers. One of our core strengths will continue to be in the selection and training of our employees. We focus on hiring passionate people who bring a sense of excitement to our environment and truly care about our customers and our business.

MYERSTOWN, PENNSYLVANIA ROOFING PLANT



Premium roofing remains our core business. We provide superior quality, style and innovation that supports our premium price position. This premium position will continue as we move into other building products. We've earned a reputation for providing superior value-added service by focusing on improving the profitability of our distributors, contractors and builders.

CURT A. BARKER, VICE PRESIDENT, SALES AND MARKETING
ELK PREMIUM BUILDING PRODUCTS

MANUFACTURING EFFICIENCY

Elk has improved its competitive strength tremendously with the very successful ramp-up and utilization of the new Myerstown, Pennsylvania roofing plant, which added significant capacity to the company's manufacturing capabilities during fiscal 2002. During fiscal 2003, cost effective, productivity enhancing capital expenditures will be completed at two of our roofing plants to improve production efficiencies. These expenditures should increase capacity by about 10 percent by the end of fiscal 2003. A major expansion project at the Tuscaloosa, Alabama roofing plant will add 27 percent to company-wide capacity by the end of fiscal 2004 to meet demand levels forecast for fiscal 2005 and beyond.

STRATEGIC DIRECTION

In fiscal 2002, Elk extended and improved warranties on several products to reflect their high quality and performance levels and continued to emphasize a leadership position in the high-end product arena. Elk also introduced the Peak Performance Contractor program to reward top performing contractors for their brand loyalty and quality of service. At the same time, the company more aggressively pursued new home construction to build market share.



Elk continues to expand its product line with components that combine with the company's premium quality roofing shingles to create a total system that provides outstanding protection against wind, moisture and fire.

The Whole Different Animal marketing campaign brought attention to the Prestique Gallery Collection of shingles, which accounted for incremental sales in the high-end category during fiscal 2002. Enthusiasm for this line of products underscores the market's receptiveness to high-end, innovative premium roofing products, which will be an important part of the sales mix in the future.

In addition, two new products were introduced on a regional basis in West Coast markets, signifying Elk's entry into the "super premium" roofing segment of the market. The Domain® premium landscape shingle family of products features the company's high quality construction in a larger exposure shingle, designed to complement the scale of today's larger home designs. Domain Ashford™ shingles extend Elk's signature *High Definition®* look to large scale shingles, and Domain Winslow™ offers a bold, random-cut design also in a larger scale.

ELK PERFORMANCE NONWOVEN FABRICS

A strong recovery in the roofing environment led to increased demand for Elk's traditional nonwoven polyester and fiberglass fabrics among the industry's roofing manufacturers. In addition, Elk is pursuing other uses for its fiberglass and polyester fabrics to expand penetration into diversified markets, such as the flooring, automotive, landscaping, and filtration market segments.

The company's patented VersaShield fire retardant coating is targeting several growing market niches for applications such as flame resistance, thermal and acoustical barriers, vapor resistance and blended base fibers.

The company is focusing its technological expertise in manufacturing nonwoven fabrics both for traditional roofing environments and for new building product applications.



The quality and performance of our nonwoven fabric products make them appropriate for a wide range of uses both within the building products industry and other commercial market segments, and we will vigorously pursue opportunities to build sales.

ROBERT E. PINE, EXECUTIVE VICE PRESIDENT
ELK PERFORMANCE NONWOVEN FABRICS

THERE ARE FOUR BUSINESS PLATFORMS under Elk Technologies. As the company moves into the future, these entities are being positioned to provide a larger portion of the corporation's earnings. Specific efforts within each business support that common goal.

ELK TECHNOLOGIES, INC.

Harnessing innovative technologies for commercial applications is the goal of Elk Technologies, Inc., a new subsidiary formed by the corporation in 2002.

Elk Technologies' major initiative in the coming year is to exploit VersaShield's fire retardant properties to make soft and pliable fabrics for use in a wide range of applications. VersaShield coated fabrics are being developed for use in mattresses and upholstered furniture. New legislation requiring more stringent controls over flammability is on the horizon, and Elk Technologies is positioned to become a dominant player.



Chromium Corporation is expanding its focus with its proprietary CRODON hard chrome finishes. The effectiveness of CRODON has been proven to extend the life of steel manufacturing components in environments stressed by abrasion and impact.

ELK TECHNOLOGIES

CHROMIUM CORPORATION

Reduced rail transportation in 2002 forced Chromium Corporation to look beyond its traditional role as a leading provider of proprietary hard chrome finishes in the railroad and marine engine industries. In addition to its traditional railroad business, today Chromium is focused on providing wear plates and tiles featuring the company's proprietary coatings to new industries where impact, wear, sticking, and erosion of steel manufacturing components are critical concerns for manufacturers.

Applications for CRODON hard chrome finishes on wear plates and tiles were first identified within Elk's own roofing plants. Extensive testing during the last three years has shown the company's proprietary technology can reduce maintenance and eliminate down time on asphalt shingle production lines. Similar extensions in life expectancy have been proven on equipment within coal-fired electric plants and other manufacturing operations.

The company is establishing a strategic distribution network to manage its sales into key new markets, with the goal for Chromium Corporation to become the Supplier of Choice for hard chrome surface finishes to extend the life and improve the performance of steel machinery components.



Elk Technologies provides the support to take new ideas into commercially viable markets. Growing concern over flammability in mattresses and upholstered furniture prompted our development of pliable and comfortable materials using VersaShield fire retardant coatings.

MATTI KIIK, SENIOR VICE PRESIDENT
RESEARCH AND DEVELOPMENT

CYBERSHIELD, INC.

For many years, Cybershield has provided shielding to control electromagnetic and radio frequency emissions of electronic devices. In recent years, the cellular handset market has made up a substantial portion of the company's sales. However, 2001 and 2002 saw sluggish growth in worldwide cellular phone production and sales, a shift in manufacturing to Asia, and significant declines in telecommunications infrastructure spending. These factors created a sharp reduction in Cybershield sales to the telecommunications industry.

To recover from this impact on sales, and to prepare for a new chapter in the company's history, Cybershield began a dramatic restructuring and cost reduction effort in 2002, including the closing of the Canton, Georgia manufacturing facility.

New management led the transition toward diversified markets and to develop marketing partnerships within the medical electronics, automotive, military, aerospace and industrial market sectors as well as the telecommunications industry.

Introduction of the EXACT metallization technology will be a key factor in repositioning Cybershield for success. EXACT, a proprietary process for applying precise conductive metal patterns to plastic or other components, presents opportunities for generating new sales in telecommunications and other industries.

ORTLOFF ENGINEERS, LTD

Through the years, Ortloff has developed distinct expertise in the oil and gas industries, creating innovative technologies for cryogenic processing of natural gas and for recovery of sulfur. Ortloff's patented processes have also been used in a majority of the turbo expander projects that have been initiated around the world during the last several years.

The company's proprietary technologies for recovering liquid hydrocarbons, which are typically used as fuel in developing nations and as feedstock to petrochemical facilities, has helped the company become a preferred engineering partner. While new gas plant development has remained flat domestically in recent years, Ortloff's increased success internationally is expected to continue.



Ortloff continues as a leader in providing international engineering consulting services and the licensing of patented technologies to the gas processing industry. The company experienced a significant return to profitability in 2002, with excellent prospects for 2003 and beyond.



In addition to continuing to provide electromagnetic shielding for the global telecommunications industry, we are diversifying into new markets with our EXACT technology, which applies conductive metal patterns to electronic components with unparalleled precision.

JAMES T. SKELLY, PRESIDENT/COO
CYBERSHIELD



A CONVERSATION WITH HAROLD BEATTIE

HAROLD R. BEATTIE, JR.
SENIOR VICE PRESIDENT,
CFO & TREASURER

Prior to a change in accounting for employee stock options, ElkCorp's pro forma earnings more than doubled in fiscal 2002 on a 34 percent consolidated sales increase. Harold R. Beattie, Jr., the company's Senior Vice President, Chief Financial Officer and Treasurer, answers some key questions regarding the company's business and outlook:

How important was a strong new housing market to ElkCorp's strong fiscal 2002 sales growth and earnings turnaround?

Industry sources estimate that more than 80 percent of asphalt shingle demand results from roof replacement with less than 20 percent resulting from new construction. This relationship results from a continuously expanding housing stock that requires roof replacement every 18 years, on average. While it is likely that new construction may have contributed more than its historical share of overall roofing demand during the last twelve months, a strong recovery in the replacement market is believed to have provided the most significant impetus for strong growth in the asphalt shingle market.

Why was roof replacement demand so strong during a period of recession?

Experience shows that approximately 89 percent of roof replacements are nondiscretionary and result from roof deterioration, age, leaks, or weather damage. Appearance upgrades account for only about 11 percent of roof replacements. We believe that a significant amount of roof damage resulted from the severe winter weather and spring hail storms that occurred during the months immediately preceding the start of our fiscal 2002. Most of this roof damage was repaired in fiscal 2002. Roof replacements resulting from weather damage are often covered by insurance and, therefore, not affected by weak economic conditions. Unusually mild winter weather during fiscal 2002 also permitted roofing contractors to extend their working season longer than normal. Low interest rates and record mortgage refinancing activity during the year probably stimulated remodeling activity and contributed to roof replacement demand.

During fiscal 2002, the operating profit margin of the Building Products segment (excluding $5.6 million of income resulting from a vendor settlement) improved substantially to 10.4 percent. What is your outlook for operating profit margins in the Building Products segment, and can operating profit margins return to fiscal 2000 levels?

We currently expect that the operating profit margin of our Building Products segment will increase to about 11-12 percent of sales in fiscal 2003. This improvement is expected to result from a continued decline in unit production costs and lower SG&A costs as a percent of sales. If asphalt costs remain at currently high levels, we will likely require improvement in pricing and/or sales mix to realize profit margins at the top of this projected range. Our operating profit margin during fiscal 2000 was 14.1 percent, exclusive of $3.5 million of nonrecurring operating income that resulted from an insurance settlement. Fiscal 2000 results benefited from good product pricing, a very strong sales mix and relatively low asphalt prices. Our strong sales growth during fiscal 2002 came predominantly in lower-value product categories and reflected current buying patterns in the overall marketplace. Compared with fiscal 2000, we enter fiscal 2003 with a less profitable current sales mix and significantly higher asphalt costs. Evolving product code requirements have also resulted in shingle products containing somewhat higher raw material content, thereby increasing other raw material costs by some degree. While our marketing and new product development strategies are targeted at improving sales mix, it is unlikely that current market buying patterns will permit us to improve sales mix back to fiscal 2000 levels. Price increases and significantly lower asphalt costs will be required for us to approach fiscal 2000 operating profit margins levels.

Are you considering an expansion of Elk's building products platform beyond current markets?

Asphalt shingles currently make up about 69 percent of the total residential roofing market. We have conducted extensive research into other technologies to construct high-end steep slope shingle products and other building materials. We are currently considering multiple strategies, including acquisitions, to potentially enter these segments.

What is your planned level of capital expenditures during fiscal 2003?

ElkCorp has budgeted approximately $63 million of capital spending during fiscal 2003, with about $59 million of this total being expended by Elk Premium Building Products. During fiscal 2003, Elk plans to complete approximately $34 million of a two-year, $77 million, capacity expansion of its Tuscaloosa, Alabama manufacturing plant. This expansion is designed to increase total manufacturing by 4 million squares, or about 27 percent. Elk also plans to spend approximately $11 million for productivity enhancements at certain of its other roofing plants that should increase total company manufacturing capacity by about 10 percent. Remaining Elk expenditures are for new warehouse sites and maintenance expenditures.

How does your outlook for the laminated asphalt shingle market support your aggressive capacity expansion plans?

Over the last five calendar years, industry-wide laminated asphalt shingle shipments have grown at a compound annual growth rate of 13 percent. For the twelve months ending June 30, 2002, industry-wide laminated asphalt shingle shipments grew nearly 20 percent to reach 72 million squares, and represented 50 percent of total asphalt shingle shipments, up from 46 percent a year ago. We believe laminated asphalt shingles will continue to represent an increasing share of total asphalt shingle shipments for a number of years to come. Accordingly, we expect compound annual growth of about 7 percent to 12 percent in industry-wide laminated asphalt shingle shipments. This growth translates into an additional 5 to 9 million squares of industry-wide laminated asphalt shingle demand every year. To simply maintain market share, we will require an additional 4 million squares of production capacity (approximately equal to the Tuscaloosa plant expansion) every 3-4 years.

Please describe the proposed mattress flammability standards that could spur strong demand for Elk Technologies' fire retardant fabrics, and what is the size of this potential market opportunity?

Flammability standards in most states currently require that the outer material of mattresses be treated with flame resistant chemicals designed to retard the ability of a heat source, such as a cigarette, from setting the outer mattress material on fire. New standards have been proposed to prevent external flames, such as might be generated by a burning waste-basket positioned near a bed, from penetrating into the interior of a mattress and igniting the abundant fuel source within.

The State of California (20 percent of the U.S. bedding market) currently has an open flame test that applies to all mattresses used in public facilities, such as hotels, hospitals and prisons. In January of 2003, the State of California will publish a new flammability standard for all new residential bedding that is expected to parallel the existing public facilities standard. Compliance is expected to be required by January 2004. Current national legislation would mandate the national adoption of the new California standard in January of 2004, unless the Consumer Product Safety Council first adopts some other standard. Fire marshals overwhelmingly support this legislation because of its potential to reduce the severity of residential fires and save lives. Most existing solutions to the "open flame" standard utilize materials generally deemed too uncomfortable for broad acceptance by residential customers. Elk Technologies has designed a fabric that combines a flexible woven fiberglass fabric with a soft and pliable version of Elk's patented VersaShield fire resistant coating. This comfortable fabric has been shown to prevent combustion of mattresses exposed to an open flame for up to one hour. The total market potential is estimated at over 120 million linear yards of fabric per year, based upon the 40 million mattresses being sold annually in the U.S. Similar statutes are under consideration for upholstered furniture, which could represent an even larger market opportunity.

What has been done to reposition Cybershield and Chromium for improved results?

Fiscal 2003 is a year of transition for both Cybershield and Chromium. Both of their respective markets are under pressure and both must diversify their revenue sources into new markets in order to realize success. In response, Cybershield has further reduced its costs beyond the savings realized from the Canton, Georgia plant closure, formed marketing partnerships with key supply chain partners, and developed a network of manufacturers' representatives to augment its internal sales force. These strategic moves should hasten the process of diversifying Cybershield's revenue sources. Commercialization of Cybershield's EXACT metallization technology is also a key factor for generating new sales. Chromium has developed new wear plate and tile products designed for sale outside of the railroad industry. Chromium is targeting 30 percent of its sales from these products by the end of fiscal 2003.



BOARD OF DIRECTORS

(left to right, standing)

David W. Quinn   Dale V. Kesler   Michael L. McMahan   James E. Hall   Harold K. Work

(left to right, seated)

Thomas D. Karol   Richard A. Nowak

FINANCIAL REVIEW

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)

Fiscal Year Ended June 30

	2002	2001	2000	1999	1998
Sales	$506,526	$379,156	$395,198	$358,596	$303,375
Net Income	$ 15,093	$ 8,762	$ 29,932	$ 20,943	$ 18,324
Cumulative Effect of Accounting Change[1]	—	—	—	4,340	—
Noncash stock option compensation[2]	3,922	—	—	—	—
Pro forma Earnings	$ 19,015	$ 8,762	$ 29,932	$ 25,283	$ 18,324
Net Income Per Share—Basic	$ .78	$ .45	$ 1.53	$ 1.07	$ .92
Net Income Per Share—Diluted	$ .77	$ .45	$ 1.49	$ 1.05	$ .90
Pro forma Earnings Per Share—Basic	$ .98	$ .45	$ 1.53	$ 1.29	$ .92
Pro forma Earnings Per Share—Diluted	$ .97	$ .45	$ 1.49	$ 1.27	$ .90
Total Assets	$381,428	$360,048	$322,574	$252,182	$217,044
Long-Term Debt	$119,718	$123,300	$ 91,300	$ 63,000	$ 48,000
Shareholders' Equity	$176,092	$162,102	$161,904	$137,251	$125,956
Cash Dividends Per Share	$ .20	$ .20	$ .20	$ .19	$ .16

(1) Cumulative prior year impact of a change in accounting for the costs of start-up activities.
(2) In fiscal 2002, the company changed its accounting for certain previously issued employee stock options from the "fixed" to "variable" method of accounting. Under "variable" accounting, income is charged (or credited) during each accounting period to reflect any excess of the market value of underlying shares over the exercise price of the related options. Item includes $436,000 related to the cumulative impact on prior years.

LINES OF BUSINESS INFORMATION

(Dollars in thousands)

Fiscal Year Ended June 30

	2002	2001	2000	1999	1998
Analysis of Sales					
Building Products	$459,673	$335,971	$350,319	$319,640	$264,672
% of Total	91%	89%	89%	89%	87%
Other, Technologies	$ 46,853	$ 43,089	$ 44,720	$ 38,816	$ 38,586
% of Total	9%	11%	11%	11%	13%
Other Lines and Eliminations	$ —	$96	$ 159	$ 140	$ 117
% of Total	—	—	—	—	—
Total Sales	$506,526	$379,156	$395,198	$358,596	$303,375
	100%	100%	100%	100%	100%
Analysis of Operating Profit (Loss)[1]					
Building Products	$ 53,325	$ 25,539	$ 53,024	$ 45,061	$ 24,885
% of Total	109%	97%	99%	93%	70%
Other, Technologies	$ (4,354)	$ 657	$ 251	$3,566	$ 10,780
% of Total	(9%)	3%	1%	7%	30%
Total From Business Lines	$ 48,971	$ 26,196	$ 53,275	$ 48,627	$ 35,665
	100%	100%	100%	100%	100%
Corporate and Other	$(18,147)[2]	$ (8,842)	$ (5,216)	$ (7,122)	$ (5,076)
Total Operating Profit	$ 30,824	$ 17,354	$ 48,059	$ 41,505	$ 30,589

(1) Operating profit (loss) is before interest and income taxes.
(2) Includes $6,034 of noncash stock option compensation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

OPERATING SEGMENTS

Effective September 1, 2002, the company changed its corporate name from Elcor Corporation to ElkCorp to better identify itself with the Elk brand name of its principal Building Products subsidiaries.

The company is segregated and managed as two segments: Elk Premium Building Products (Building Products) and Elk Technologies (Other, Technologies). The Building Products group consists of the various operating subsidiaries of Elk Premium Building Products, Inc. (collectively Elk). These companies manufacture (1) premium laminated fiberglass asphalt shingles and (2) coated and non-coated nonwoven fabrics used in asphalt shingles and other applications in the building and construction, filtration, floor coverings and other industries. Building Products accounted for 91% of consolidated sales in fiscal 2002.

The Other, Technologies segment consists of the operations that are not part of the Building Products segment. These dissimilar operations are combined into one segment beginning in fiscal 2002, as none individually meet the materiality criteria for separate segment reporting. Prior to fiscal 2002, the Other, Technologies segment was shown as two separate segments: Electronics Manufacturing Services and Industrial Products. The businesses aggregated together as the Other, Technologies segment accounted for 9% of consolidated sales in fiscal 2002.

The operations included as Other, Technologies are (1) the operating subsidiaries of Cybershield, Inc. (collectively Cybershield), which applies precise conductive metal coatings to plastic components utilized in electronics enclosures to control the electromagnetic and radio frequency emissions of such devices, and to create circuitry and antennae for digital wireless cellular phones, consumer electronics equipment, and various other industries; (2) Chromium Corporation (Chromium), which is a leading provider of hard chrome and other surface finishes for the railroad, marine and various other industries; and (3) Ortloff Engineers, LTD (Ortloff), a leading supplier of proprietary technologies and related engineering services to the natural gas processing industry. A fourth operation, Elk Technologies, Inc., was recently incorporated to develop and market fabrics featuring VersaShield fire retardant coatings for use outside of traditional building products applications, including mattresses, furniture, curtains and bed clothing. This business has not yet produced commercial sales.

FISCAL 2002 COMPARED TO FISCAL 2001

OVERALL PERFORMANCE

During the fiscal year ended June 30, 2002, net income of $15,093,000 was 72% higher than $8,762,000 in fiscal 2001. Sales of $506,526,000 were 34% higher in the current fiscal year compared to $379,156,000 in the prior fiscal year. The significant increase in both sales and income in fiscal 2002 is primarily attributable to significant improvements in operations in the Building Products segment. The Other, Technologies segment also recorded higher sales but, primarily due to consolidation of Cybershield's operations, recorded a significant operating loss in fiscal 2002 compared to an operating profit in fiscal 2001.

Consolidated operating income of $30,824,000 in fiscal 2002 was 78% higher than $17,354,000 in the prior fiscal year. Operating income for fiscal 2002 was reduced by $6,034,000 of noncash stock option compensation, due to the change in accounting for certain stock options from fixed awards with no compensation expense to variable awards, which can result in periodic expense or income. In fiscal 2002, the company determined that variable accounting is more appropriate for such stock options. The impact of variable accounting in fiscal 2001 is not material. Based on a decline in the company's share price subsequent to June 30, 2002 and actions taken by the Board of Directors to terminate the feature of the 1998 Incentive Stock Option Plan that caused certain stock options to be accounted for as variable awards, the company expects to record a reversal of the majority of fiscal 2002 noncash stock option compensation in the first quarter of fiscal 2003. Operating income for the current year also included two other significant nonrecurring items: (1) a favorable cash settlement with a vendor resulting in income of $5,625,000 and (2) plant closure and related costs of $5,273,000. As a percentage of sales, operating income was 6.1% in fiscal 2002 (7.3% excluding noncash stock option compensation) compared to 4.6% in fiscal 2001. Selling, general and administrative (SG&A) costs in fiscal 2002 were significantly higher than in the prior fiscal year, due primarily to overall higher sales levels, increased selling expenses related to new product introductions, higher incentive compensation resulting from improved performance, and retirement expenses related to management succession. As a percentage of sales, SG&A costs, excluding the nonrecurring vendor settlement, were 12.8% of sales in fiscal 2002 compared to 12.7% in fiscal 2001.

Interest expense was $6,192,000 in fiscal 2002 compared to $3,494,000 in fiscal 2001. However, in fiscal 2001, the company capitalized $5,337,000 of interest related to the construction of the Myerstown, Pennsylvania shingle plant and other major projects. No interest cost was capitalized in fiscal 2002. The average interest rate paid on indebtedness was 5.1% in fiscal 2002 compared to 7.25% in fiscal 2001.

RESULTS OF BUSINESS SEGMENTS

Sales in the Building Products segment increased 37% to $459,673,000 for the year ended June 30, 2002 compared to $335,971,000 in fiscal 2001. The significant increase in sales reflected a sharp rebound in shipments of premium laminated asphalt shingles that began in the fourth quarter of fiscal 2001 and continued throughout fiscal 2002, together with higher average selling prices in fiscal 2002, which were 2.5% higher than in fiscal 2001.

Highly successful new products and warranty initiatives and a favorable inventory position, combined with lower interest rates this year and storm damage in the Midwest and Southwest United States, contributed to sharply higher sales for this business segment. Building Products sales further benefited from success in penetrating markets served by its new Myerstown, Pennsylvania roofing plant, which met its performance test level of operations in the fourth quarter of fiscal 2001. In fiscal 2001, shipments of laminated shingles were adversely affected by weak economic conditions and harsh winter weather conditions in the Northern United States and heavy winter and spring rains in many other parts of the country.

Operating income for the Building Products segment increased 109% to $53,325,000 in fiscal 2002 compared to $25,539,000 for the prior fiscal year. Current year operating income included a $5,625,000 favorable vendor settlement. The cash settlement represented a reimbursement of certain general and administrative costs previously incurred by Elk. Excluding this nonrecurring item, operating income increased to $47,700,000, an 87% increase over the previous fiscal year. The increase in recurring operating income is primarily the result of a significant increase in shipments of premium laminated fiberglass shingles and performance nonwoven fabrics. Increased product sales more than offset higher marketing costs and depreciation relating to the new Myerstown, Pennsylvania roofing plant.

The company anticipates sales growth in the Building Products segment of 10-12% in fiscal 2003. However, operating profit is expected to grow at a significantly faster rate than sales as the company moves closer to selling out in-place manufacturing capacity. Operating profit margins for the Building Products segment will also reflect the potential impact of changing raw material costs, product pricing and sales mix. Although each of these variables are expected to be under market pressure in fiscal 2003, management believes the company can successfully manage the controllable factors.

Sales for the Other, Technologies segment increased 9% to $46,853,000 in fiscal 2002 compared to $43,089,000 in fiscal 2001. Cybershield's unit volumes declined, but average selling prices were higher, primarily as a result of an increased sales mix of units containing purchased plastic parts. Sales for Chromium were also lower in fiscal 2002 compared to the prior fiscal year due to lower unit volumes as railroads deferred maintenance expenditures. Ortloff sales were higher in fiscal 2002 compared to the prior fiscal year due primarily to a higher level of licensing and consulting fees from international gas processing projects.

The Other, Technologies segment reported a $4,354,000 operating loss in fiscal 2002 compared to $657,000 in operating income in fiscal 2001. The current year operating loss includes $5,273,000 of nonrecurring costs relating to consolidating Cybershield's operations. Fiscal 2001 included $750,000 of costs relating to the consolidation of manufacturing operations and initial production of products new to Chromium's Cleveland, Ohio plant.

Excluding these nonrecurring costs, operating income for the Other, Technologies segment in fiscal 2002 would have been $919,000 compared to $1,407,000 of operating income in fiscal 2001. The reduction in operating results reflects lower unit volumes and related margins at Cybershield, costs associated with the ramp of several new handset components and production start-up inefficiencies during the early part of fiscal 2002 at Cybershield, and lower unit volumes at Chromium. Despite these lower volumes, Chromium was able to maintain profitability in fiscal 2002 due to cost reductions. Ortloff operating income was higher in fiscal 2002 than in fiscal 2001 due to higher licensing and consulting fees.

Fiscal 2003 is expected to be a year of transition for both Cybershield and Chromium. Both of their respective markets are under pressure and both must diversify their revenue sources into new markets in order to realize success. At both, management believes that organizations and strategies are in place to accomplish the task.

Cybershield should see significantly lower sales as a result of an exodus of U.S. and Latin American cellular handset production to Asia. In response, Cybershield has further reduced its costs beyond the savings realized from the Canton, Georgia plant closure. Cybershield has also formed marketing partnerships with key supply chain partners and has developed a network of manufacturers' representatives to augment its internal sales force. These strategic moves should hasten the process of diversifying Cybershield's revenue sources. Commercialization of the EXACT metallization technology is also a key factor for generating new sales. Management anticipates diminishing quarterly losses as fiscal 2003 progresses.

Chromium is beginning to see good market reaction to its new wear plate and tile products utilizing Chromium's proprietary CRODON hard chrome finish. These products are designed to extend the service life of steel machinery components operating in abrasive environments and have applications in a wide variety of industries. Chromium is targeting 30% of its sales from these products by the end of fiscal 2003. The company anticipates that Chromium will be profitable in fiscal 2003.

A new subsidiary, Elk Technologies, Inc., was recently formed to develop and market fabrics featuring Elk's VersaShield fire retardant coatings for use outside of traditional building products applications. Current areas of emphasis include mattresses, upholstered furniture, curtains and bed clothing. While these activities have not produced commercial sales to date, management believes that potentially significant demand for products utilizing this technology could result from trends towards more stringent flammability requirements for mattresses and upholstered furniture. The company plans to generate revenue from these products in fiscal 2003.

During the past year, Ortloff was successful in marketing its technology for use in new international natural gas development projects. The outlook for 2003 is for Ortloff's continued success, primarily in international projects.

Fiscal 2001 Compared to Fiscal 2000

OVERALL PERFORMANCE

During the fiscal year ended June 30, 2001, net income of $8,762,000 was 71% lower than $29,932,000 in fiscal 2000. Sales of $379,156,000 were 4% lower in the fiscal 2001 compared to $395,198,000 in the prior year. The company's two largest business segments, Building Products and Electronics Manufacturing Services, each recorded lower sales and much lower operating income. The Industrial Products segment was able to achieve increased sales in fiscal 2001 compared to fiscal 2000 and a significantly reduced operating loss. Consolidated operating income of $17,354,000 in fiscal 2001 was 64% lower than $48,059,000 in the prior fiscal year. As a percentage of sales, operating income was 4.6% in fiscal 2001 compared to 12.2% in fiscal 2000. Selling, general and administrative (SG&A) costs in fiscal 2001 were significantly higher than in fiscal 2000 as a result of higher selling and marketing costs in the Building Products segment, primarily relating to its new roofing manufacturing plant and a new marketing campaign, together with higher depreciation at the corporate office relating to its enterprise resource system. As a percentage of sales, SG&A costs were 12.7% of sales in fiscal 2001 compared to 10.0% in the prior year.

During the fiscal year ended June 30, 2000, the company recorded a $1,292,000 gain from involuntary conversion as a result of payments received on a property insurance claim in excess of the net book value of destroyed assets. Interest expense was $3,494,000 in fiscal 2001 compared to $1,355,000 in the prior fiscal year as a result of, among other things, increased working capital requirements and higher overall interest rates in fiscal 2001 compared to fiscal 2000. The company capitalized $5,337,000 of interest in fiscal 2001 in connection with the construction of its new Myerstown, Pennsylvania shingle plant and other major projects. In fiscal 2000, $2,708,000 in interest costs were capitalized.

RESULTS OF BUSINESS SEGMENTS

Sales for the Building Products segment of $335,971,000 for the fiscal year ended June 30, 2001 were 4% lower than $350,319,000 in the prior fiscal year. Lower sales were primarily the result of reduced shipments of nonwoven fiberglass roofing mats. Demand for Elk's nonwoven fiberglass roofing mats, which are primarily sold to other roofing manufacturers, was adversely affected by weakened economic conditions that caused a decline in the total asphalt shingle market in fiscal 2001. Because of weak economic conditions, the growth rate for premium laminated shingles, which represents Elk's primary market, rose less than 4% in the fiscal 2001, compared to a 12% compounded annual growth rate for the past five years. Harsh winter weather conditions in the Northern United States and heavy winter and spring rains in many parts of the country contributed to a decrease in demand for much of fiscal 2001 compared to the record setting prior year. In addition, actions by competitors in the early part of fiscal 2001 to increase their production of laminated shingles further contributed to an excess supply of laminated shingles relative to demand, thereby creating a weakened price environment. In the fourth quarter of fiscal 2001, the industry's year over year growth rate for premium laminated shingles increased about 23%. Elk benefited from its decision to build inventories throughout the winter and spring months in anticipation of potentially better market conditions in the 2001 roofing season, which generally runs from March to November in many of Elk's key market areas. The strong rebound in demand in the final two months of fiscal 2001 allowed Elk to achieve slightly higher shipments of premium laminated shingles for fiscal 2001 compared to fiscal 2000. Also, improving industry balance between supply and demand near the end of fiscal 2001 allowed Elk to implement a small price increase effective in July 2001.

Operating income for the Building Products segment in fiscal 2001 of $25,539,000 was 52% lower than the record level of $53,024,000 in the prior fiscal year. Reduced sales of nonwoven fiberglass roofing mats reduced year-over-year operating income by approximately $5,000,000. Average selling prices for laminated shingles were also slightly lower in fiscal 2001 compared to fiscal 2000. The company incurred approximately $8,000,000 higher raw material costs, particularly asphalt and glass fiber costs. Higher energy expenses and costs relating to the development of significant new products, many of which were introduced in fiscal 2002, further negatively impacted fiscal 2001 operating income compared to the prior fiscal year.

The new Myerstown, Pennsylvania roofing plant reduced operating profit by approximately $7,000,000 in fiscal 2001. The Myerstown plant was also indirectly responsible for increasing selling expenses by approximately $3,000,000 as the company positioned itself to support higher shingle sales relating to this new plant. Operating income in fiscal 2000 included $3,478,000 of income relating to the settlement of the company's business interruption claim resulting from the fiscal 1999 nonwoven plant explosion.

Sales for the Electronics Manufacturing Services segment of $29,528,000 for the fiscal year ended June 30, 2001 were 12% lower than $33,420,000 in fiscal 2000. Operating income for the Electronics Manufacturing Services Group of $1,392,000 in fiscal 2001 compared to $4,904,000 in fiscal 2000. The severe downturn in the telecommunications industry during fiscal 2001 sharply reduced demand for digital cell phone models and telecom infrastructure equipment. Comparative year to year sales and operating results were also negatively affected by actions by a significant customer in the latter part of fiscal 2000 to establish a second source for some of its cellular handset shielding requirements. Decreased operating income is primarily attributable to reduced sales, higher costs incurred for initial production ramp-ups on new digital wireless handset products, and costs associated with workforce reductions as orders for many products were severely curtailed or cancelled.

Sales for the Industrial Products segment increased 20% in fiscal 2001 to $13,561,000 from $11,300,000 in the prior fiscal year. The operating loss for the Industrial Products segment for fiscal 2001 was $735,000 compared to $4,653,000 last year. Fiscal 2001 included an operating loss for July 2000 resulting principally from the consolidation of manufacturing operations and initial production of products new to Chromium's Cleveland, Ohio plant. Excluding the results of July 2000, Chromium generated an operating profit for each month of fiscal 2001. Operating losses included about $750,000 in fiscal 2001 and $3,400,000 in fiscal 2000 of nonrecurring items relating to the consolidation of Chromium's manufacturing operations. Revenues and operating results for Ortloff's patent licensing and engineering consulting services were lower in fiscal 2001 compared to the prior fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities are generally the result of net income, deferred taxes, depreciation and amortization, and changes in working capital. In fiscal 2002, cash flows from operating activities were $27,661,000 compared to $10,406,000 in fiscal 2001 and $45,020,000 in fiscal 2000. The increase in fiscal 2002, compared to fiscal 2001, was primarily the result of higher net income and increased depreciation. Working capital, excluding cash and cash equivalents, increased by $15,696,000 primarily due to higher trade receivables.

Trade receivables at June 30, 2002, increased 29%, or $21,104,000, compared to June 30, 2001 as a result of higher sales volumes and increased deferred receivables. At June 30, 2002, deferred term receivables from promotional programs to certain customers were $8,608,000 compared to $2,854,000 at June 30, 2001. Deferred receivables outstanding at June 30, 2002 are due in the first quarter of fiscal 2003.

Lower inventories of premium laminated fiberglass shingles resulted from demand exceeding manufacturing capacity throughout fiscal 2002, as the Myerstown, Pennsylvania plant ramped its production rate to design capacity. Inventory levels are expected to increase during the summer and fall roofing season as a result of higher manufacturing rates and somewhat slower demand.

The current ratio was 3.3 to 1 at June 30, 2002 compared to 2.9 to 1 at June 30, 2001. Historically, working capital requirements fluctuate during the year because of seasonality in some market areas. Generally, working capital requirements and related borrowings are higher in the spring and summer months, and lower in the fall and winter months.

Cash flows from investing activities primarily reflect the company's capital expenditure strategy. Net cash used for investing activities was $10,637,000 in fiscal 2002, $38,416,000 in fiscal 2001 and $67,525,000 in fiscal 2000. After several years of expanding plant capacity aggressively, including the Myerstown, Pennsylvania roofing plant, the company limited capital expenditures in fiscal 2002 to focus primarily on improving productivity at existing plants and extending production capacity for new products. Capital expenditures in fiscal 2003 are currently planned to be approximately $63,000,000, with about $59,000,000 of this total being expended in Building Products. The company plans to invest approximately $77,000,000 over a two year period to construct a second shingle manufacturing line at its Tuscaloosa, Alabama roofing plant and install certain infrastructure and material handling improvements designed to enhance the overall efficiency of the expanded facility. Approximately $34,000,000 of the planned investment is projected to be expended in fiscal 2003 and the remaining $43,000,000 to be incurred in fiscal 2004.

An additional $11,000,000 is planned in fiscal 2003 for productivity enhancements at certain of its other roofing plants. Remaining Building Product expenditures are for new warehouse sites and maintenance expenditures.

Cash flows from financing activities generally reflect changes in the company's borrowings during the period, together with dividends paid on common stock, treasury stock transactions and exercises of stock options. Net cash used for financing activities was $4,716,000 in fiscal 2002, compared to funds provided of $23,436,000 in fiscal 2001 and $23,021,000 in fiscal 2000. During fiscal 2002, the company sold $120,000,000 in Senior Unsecured Notes in a private placement transaction with a group of institutional investors. The proceeds of the notes were used to repay indebtedness outstanding under the company's existing Revolving Credit Facility. In conjunction with the sale of these notes, the company reduced the total amount of its Revolving Credit Facility from $175,000,000 to $100,000,000. There is no outstanding balance on the Revolving Credit Facility at June 30, 2002.

The changes in the company's debt structure were made to extend the maturity structure of the company's debt on favorable terms, increase the total committed borrowing availability and better diversify the company's funding sources. Long-term debt (net of cash and cash equivalents) represented 37.9% of the $283,374,000 of invested capital (long-term debt, net of cash, plus shareholders' equity) at June 30, 2002. The company has no off-balance sheet arrangements or transactions with unconsolidated, limited purpose entities.

The company's Board of Directors has authorized the purchase of common stock from time to time on the open market. As of June 30, 2002, the company has repurchase authority of approximately $10,600,000 remaining.

The following table summarizes the company's future payments relating to contractual obligations at June 30, 2002:

(Dollars in thousands)

Payments Due by Period

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term Debt	$119,718	$ —	$ —	$ —	$119,718
Operating Leases	3,426	1,845	1,468	113	—
Total Contractual Obligations	$123,144	$1,845	$1,468	$ 113	$119,718

The only significant commercial commitment the company has at June 30, 2002 is its $100,000,000 Revolving Credit Facility, the term of which extends through November 30, 2005.

The company's operations are subject to extensive federal, state and local laws and regulations relating to environmental matters. Such laws and regulations are frequently changed and could result in significantly increased cost of compliance. Certain of the company's manufacturing operations utilize hazardous materials in their production processes. As a result, the company incurs costs for remediation activities off-site and at its facilities from time to time. The company establishes and maintains reserves for such remediation activities, when appropriate. Current reserves established for known or probable remediation activities are not material to the company's financial position or results of operations.

Management believes that current cash and cash equivalents, projected cash flows from operations, and its existing restructured debt capacity should be sufficient during fiscal 2003 and beyond to fund the Tuscaloosa, Alabama plant expansion, other planned capital expenditures, working capital needs, dividends, stock repurchases and other cash requirements.

CRITICAL ACCOUNTING POLICIES

The company's consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America. As such, management is required to make certain estimates, judgments and assumptions it believes are reasonable based on the information available. The accounting policies which management believes are the most critical to fully understanding and evaluating the company's reported financial results include the following:

Collectibility of Accounts Receivable—

The majority of the company's sales are in the Building Products segment and its primary customers are building materials distributors. Due to consolidation in the industry, credit risk is concentrated. Ten customers typically account for about 40% to 50% of consolidated sales. The company evaluates the collectibility of accounts receivables based on a combination of factors. The balance in the reserve for doubtful accounts is evaluated on an ongoing basis based on such factors as customer's past payment history, length of time the receivables are past due, the status of customer's financial condition and ongoing credit evaluations.

Accruals for Loss Contingencies—

Contingencies, or uncertainties, by their nature, require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of loss. Key loss accruals for the company include product warranties, litigation, environmental matters, and self-insurance reserves. Accruals are established for loss contingencies when it is probable that a liability has been incurred and the amount of loss can be estimated reasonably. Accrual balances are reviewed and adjusted periodically based on management's judgment of changes in specific facts and circumstances for each loss accrual.

Inventories—

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out method. The company records adjustments to the value of inventories based on various factors. For the Building Products segment, adjustments may be made to inventory values based on the physical condition (e.g. age and quality) of the inventories. For the Other, Technologies segment companies, inventory adjustments are generally based upon the forecasted plans to sell its products and the sales prices that are expected to be realized. Inventories are adjusted to the lower of cost or market or written off if unsaleable. These adjustments are estimates and can vary from actual requirements if inventories deteriorate, become otherwise damaged or obsolete, or if competitive conditions differ from expectations.

Revenue Recognition—

The company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), as amended. The company believes its revenue recognition policies are appropriate and in accordance with generally accepted accounting principles and SAB 101. The majority of sales are for manufactured products, where revenue is recognized at the time products are shipped to customers. Such revenues, particularly in the Building Products segment, are subject to returns, discounts, volume rebates and other incentives, which are estimated and recorded based on sales activity and historical trends. Differences in revenues could result if actual experience differs from the historical trends used in management's estimates.

Revenue recognition for service revenues and license fees may be subject to judgment and interpretation that the specific requirements of SAB 101 have been met.

Impairment of Long-Lived Assets—
Long-lived assets, primarily plant, property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of any such assets may not be recoverable. If the estimated sum of undiscounted cash flows is less than the carrying value of the assets being reviewed, the company recognizes an impairment loss, measured as the amount the carrying value exceeds the fair value of the assets. The estimate of future cash flows is based upon, among other things, certain assumptions about expected future operating performance. The company's estimate of undiscounted cash flows may differ from actual cash flow due to, among other things, changes in general economic conditions, industry conditions, customer requirements, technology or the company's business model.

MARKET RISKS

In addition to the risks inherent in its operations, the company is exposed to financial, market, political and economic risks. The following discussion provides additional detail regarding the company's exposure to the risks of changing commodity prices and interest rates. The company has no significant foreign exchange risk. Derivatives are held as part of a formally documented risk management program. Derivatives are held to mitigate uncertainty, volatility or to cover underlying exposures. No derivatives are held for trading purposes. The company has entered into derivative transactions related to interest rate risk and its exposure to natural gas used in its manufacturing plants, as summarized in the following paragraphs.

The company is required to purchase natural gas for use in its manufacturing facilities. These purchases expose the company to the risk of higher natural gas prices. To hedge this risk, the company has entered into hedge transactions to fix the price on 50% of its projected natural gas usage through October 2002. It is anticipated that similar hedging strategies will be utilized in the future. The fair value of the hedges for natural gas was a gain of approximately $50,000 ($31,000 net of tax) at June 30, 2002.

The company uses interest rate swaps to help maintain a reasonable balance between fixed and floating rate debt. The company has entered into a receive fixed, pay floating interest rate swap on $60,000,000, or 50% of its outstanding debt at June 30, 2002. The fair value of this swap was a loss of $282,000 at June 30, 2002. Based on outstanding debt at June 30, 2002, the company's interest costs would increase or decrease $600,000 for each theoretical 1% increase or decrease in the floating interest rate.

CREDIT RISK

The company is subject to credit risks applicable to cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained at financial institutions or in short-term investments with high credit quality. Concentrations of credit risk with respect to accounts receivable primarily relate to the large building material distributors that are the company's primary customers. The company's largest customer accounted for 17% of consolidated sales in fiscal 2002 and 20% in fiscal 2001. The company performs ongoing credit evaluations of its customers' financial condition to determine the need for an allowance for doubtful accounts. The company has not experienced significant credit losses for many years. Concentration of credit risk with respect to accounts receivable is limited to those customers to whom the company makes significant sales.

INFLATION AND CHANGING PRICES

The company's primary financial statements are prepared in accordance with accounting principles generally accepted in the United States of America based on historical dollars. Accordingly, the financial statements do not portray the effects of inflation. In recent years, inflation in the company's key markets has been moderate. Cost controls and improving productivity generally minimize the impact of inflation.

The costs of manufacturing, transportation and key raw materials, including but not limited to ceramic-coated granules, asphalt, glass fibers, resins and mineral filler, together with the company's ability to pass along higher costs are generally influenced by factors other than inflation. These factors include general economic and industry conditions, supply and demand, surpluses and shortages, and actions of key competitors.

FORWARD-LOOKING STATEMENTS

In an effort to give investors a well-rounded view of the company's current condition and future opportunities, management's discussion and analysis of the results of operations and financial condition and other sections of this annual report contain "forward-looking statements" that involve risks and uncertainties about its prospects for the future. The statements that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements usually are accompanied by words such as "believe," "estimate," "project," "expect," "anticipate," "predict," "outlook," "plan," "potential," "could," "should," "may," or similar words that convey the uncertainty of future events or outcomes. These statements are based on judgments the company believes are reasonable; however, ElkCorp's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences could include, but are not limited to: changes in demand, prices, raw material costs, transportation costs, changes in economic conditions of the various markets the company serves, changes in the amount and severity of inclement weather, actions of competitors, new and planned facilities not meeting expected productivity rates and projected financial results, and technological changes, together with other risks detailed herein, as well as in the company's reports filed with the Securities and Exchange Commission, including, but not limited to its Form 8-K dated August 14, 2002, and its Form 10-K for the fiscal year ending June 30, 2002.

QUARTERLY SUMMARY OF OPERATIONS

(Unaudited, Dollars in thousands, except per share amounts)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Sales	**$143,219**	$101,215	**$113,128**	$81,073	**$119,175**	$88,458	**$131,004**	$108,410
Gross Profit	**26,715**	19,782	**23,021**	14,795	**19,330**[1]	14,070	**27,183**	16,904
Net Income	**4,900**	5,380	**1,263**	870	**5,127**	1,040	**3,803**	1,472
Net Income, as previously reported[2]	**5,834**	4,944	**3,889**	1,005	**2,929**	937	**6,363**	1,876
Net Income per share:								
Basic	**.25**	.28	**.07**	.04	**.26**	.05	**.20**	.08
Diluted	**.25**	.28	**.07**	.04	**.26**	.05	**.19**	.08
Net Income per share, as previously reported[2]								
Basic	**.30**	.25	**.20**	.05	**.15**	.05	**.33**	.10
Diluted	**.30**	.25	**.20**	.05	**.15**	.05	**.32**	.10

(1) In the third quarter 2002 financial statements, gross profit was reduced by $4,851 of plant closure costs and related items pertaining to closing Cybershield's Canton, Georgia facility.

(2) Net income as previously reported has been restated due to the change in accounting for certain stock options from the fixed method to the variable method. Following is a summary of the after-tax effect of this change in accounting ($, in thousands) for all periods presented.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Noncash stock option compensation (expense) income	**$(934)**	$436	**$(2,626)**	$(135)	**$2,198**	$103	**$(2,560)**	$(404)

REPORT OF MANAGEMENT

Management is responsible for the preparation, presentation, and reliability of the financial information and representations contained in this annual report. Management has prepared these financial statements in conformity with accounting principles generally accepted in the United States of America. In preparing the statements and notes, estimates must necessarily be made based upon currently available information and judgments of current conditions and circumstances.

To provide reasonable assurance of the reliability of the statements, the company depends upon its system of internal accounting controls and upon the examination of the company's financial statements by its independent public accountants. The internal accounting controls are intended to assure that transactions are executed in accordance with management authorization and properly recorded to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Management recognizes that errors or irregularities may occur under any control system, but it also believes that material errors or irregularities in its financial information and representations would be prevented or detected on a timely basis.

The Board of Directors pursues its responsibilities for the accompanying financial statements through its Audit Committee, composed of Directors who the Board has determined to be independent, within the meaning of New York Stock Exchange rules. The Committee, which is governed by a formal charter, meets periodically with both management and the independent auditors, including discussions with the independent auditors concerning their quarterly reviews and the interim financial statements, to assure that each is carrying out its responsibilities. The independent auditors have full and free access to the Audit Committee and regularly meet with it to discuss auditing and financial reporting matters.



THOMAS D. KAROL
Chairman and Chief Executive Officer

August 16, 2002



RICHARD A. NOWAK
President and
Chief Operating Officer



HAROLD R. BEATTIE, JR.
Senior Vice President,
Chief Financial Officer and Treasurer



LEONARD R. HARRAL
Vice President and
Chief Accounting Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors,
ElkCorp (formerly Elcor Corporation)

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of ElkCorp (formerly Elcor Corporation) and its subsidiaries at June 30, 2002, and the results of their operations and their cash flows for the year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Dallas, Texas
August 16, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors,
Elcor Corporation

We have audited the accompanying consolidated balance sheet of Elcor Corporation (a Delaware corporation) and subsidiaries as of June 30, 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended June 30, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elcor Corporation and subsidiaries as of June 30, 2001, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Dallas, Texas
August 13, 2001

THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP FOR THE CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2001 AND THE RELATED CONSOLIDATED STATEMENTS OF OPERATIONS, SHAREHOLDERS' EQUITY AND CASH FLOWS FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED JUNE 30, 2001. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ANDERSEN IN CONNECTION WITH THIS ANNUAL REPORT.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)

	Fiscal Year Ended June 30		
	2002	2001	2000
Sales	$506,526	$379,156	$395,198
Costs and Expenses			
Cost of goods sold	410,277	313,605	307,440
Selling, general and administrative	59,391	48,197	39,699
Noncash stock option compensation	6,034	—	—
Income From Operations	30,824	17,354	48,059
Other Income (Expense)			
Interest expense	(6,192)	(3,494)	(1,355)
Gain from involuntary conversion	—	—	1,292
Other	105	103	193
Income Before Income Taxes	24,737	13;963	48,189
Provision for income taxes	9,644	5,201	18,257
Net Income	$ 15,093	$ 8,762	$ 29,932
Income Per Common Share:			
Basic	$ .78	$ .45	$ 1.53
Diluted	$ .77	$ .45	$ 1.49

The Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	Fiscal Year Ended June 30	
	2002	2001
Assets		
Current Assets		
Cash and cash equivalents	$ 12,436	$ 128
Trade receivables, less allowance of $734 and $985	94,764	73,660
Inventories	46,910	51,016
Prepaid expenses and other	9,474	8,487
Deferred income taxes	5,727	3,977
Total current assets	169,311	137,268
Property, Plant and Equipment, at Cost		
Land	5,290	5,885
Buildings	90,896	93,783
Machinery and equipment	223,246	215,768
Construction in progress	1,263	1,429
	320,695	316,865
Less—Accumulated depreciation	(114,216)	(96,829)
Property, plant and equipment, net	206,479	220,036
Other Assets	5,638	2,744
	$381,428	$360,048
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 27,418	$ 37,159
Accrued liabilities	24,655	10,875
Total current liabilities	52,073	48,034
Long-Term Debt	119,718	123,300
Deferred Income Taxes	33,545	26,612
Commitments and Contingencies (See Note)		
Shareholders' Equity		
Common stock ($1 par, 19,988,074 shares issued)	19,988	19,988
Paid-in capital	58,419	58,368
Accumulated other comprehensive income	31	—
Retained earnings	106,772	95,552
	185,210	173,908
Less—Treasury stock (527,076 and 758,609 shares at cost)	(9,118)	(11,806)
Total shareholders' equity	176,092	162,102
	$381,428	$360,048

The Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Fiscal Year Ended June 30		
	2002	2001	2000
Cash Flows From Operating Activities			
Net income	$15,093	$8,762	$29,932
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization, including $3,360 of impairment in 2002	21,331	13,697	10,671
Gain from involuntary conversion	—	—	(1,292)
Deferred income taxes	5,183	4,374	2,325
Changes in assets and liabilities:			
Trade receivables	(21,104)	(1,948)	1,154
Inventories	4,106	(10,051)	(15,195)
Prepaid expenses and other	(987)	(4,175)	3,022
Accounts payable	(9,741)	1,125	17,967
Accrued liabilities	13,780	(1,378)	(3,564)
Net cash provided by operating activities	27,661	10,406	45,020
Cash Flows From Investing Activities			
Additions to property, plant and equipment	(11,378)	(38,543)	(70,091)
Insurance proceeds from involuntary conversion	—	—	2,310
Other, net	741	127	256
Net cash used for investing activities	(10,637)	(38,416)	(67,525)
Cash Flows From Financing Activities			
Long-term debt borrowings (repayments) Revolving Credit Facility, net	(123,300)	32,000	28,300
Proceeds from sale of Senior Notes	120,000	—	—
Dividends paid on common stock	(3,873)	(3,851)	(3,923)
Treasury stock transactions and exercises of stock options, net	2,739	(4,713)	(1,356)
Other	(282)	—	—
Net cash provided by (used for) financing activities	(4,716)	23,436	23,021
Net Increase (Decrease) in Cash and Cash Equivalents	12,308	(4,574)	516
Cash and Cash Equivalents at Beginning of Year	128	4,702	4,186
Cash and Cash Equivalents at End of Year	$12,436	$ 128	$ 4,702

The Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands, except per share data)

	Comprehensive Income	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance, June 30, 1999		$19,988	$59,586	$ 64,632	$(6,955)	$ —	$137,251
Net income and comprehensive income	$29,932	—	—	29,932	—	—	29,932
Treasury stock purchases		—	—	—	(2,449)	—	(2,449)
Exercises of stock options, net of tax benefit of $10		—	(1,106)	—	2,199	—	1,093
Dividends, $.20 per share		—	—	(3,923)	—	—	(3,923)
Balance, June 30, 2000		19,988	58,480	90,641	(7,205)	—	161,904
Net income and comprehensive income	$ 8,762	—	—	8,762	—	—	8,762
Treasury stock purchases		—	—	—	(5,436)	—	(5,436)
Exercises of stock options, net of tax benefit of $148		—	(112)	—	835	—	723
Dividends, $.20 per share		—	—	(3,851)	—	—	(3,851)
Balance, June 30, 2001		19,988	58,368	95,552	(11,806)	—	162,102
Comprehensive income:							
Net income	$15,093	—	—	15,093	—	—	15,093
Unrealized gains on derivatives, net of tax	31	—	—	—	—	31	31
Comprehensive income	$15,124						
Exercises of stock options, net of tax benefit of $757		—	51	—	2,688	—	2,739
Dividends, $.20 per share		—	—	(3,873)	—	—	(3,873)
Balance, June 30, 2002		$19,988	$58,419	$106,772	$(9,118)	$ 31	$176,092

The Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements are an integral part of these statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Effective September 1, 2002, the company changed its corporate name from Elcor Corporation to ElkCorp to better identify itself with the Elk brand name of its principal Building Products subsidiaries.

The company is segregated and managed as two segments: Elk Premium Building Products (Building Products) and Elk Technologies (Other, Technologies). The Building Products group consists of the various operating subsidiaries of Elk Premium Building Products, Inc. (collectively Elk). These companies manufacture (1) premium laminated fiberglass asphalt shingles and (2) coated and non-coated nonwoven fabrics used in asphalt shingles and other applications in the building and construction, filtration, floor coverings and other industries. Building Products accounted for 91% of consolidated sales in fiscal 2002.

The Other, Technologies segment consists of the operations that are not part of the Building Products segment. These dissimilar operations are combined into one segment beginning in fiscal 2002, as none individually meet the materiality criteria for separate segment reporting. Prior to fiscal 2002, the Other, Technologies segment was shown as two separate segments: Electronics Manufacturing Services and Industrial Products. The businesses aggregated together as the Other, Technologies segment accounted for 9% of consolidated sales in fiscal 2002.

The operations included as Other, Technologies are (1) the operating subsidiaries of Cybershield, Inc. (collectively Cybershield), which applies precise conductive metal coatings to plastic components utilized in electronics enclosures to control the electromagnetic and radio frequency emissions of such devices, and to create circuitry and antennae for digital wireless cellular phones, consumer electronics equipment, and various other industries; (2) Chromium Corporation (Chromium), which is a leading provider of hard chrome and other surface finishes for the railroad, marine and various other industries; and (3) Ortloff Engineers LTD (Ortloff), a leading supplier of proprietary technologies and related engineering services to the natural gas processing industry. A fourth operation, Elk Technologies, Inc., was recently incorporated to develop and market fabrics featuring VersaShield fire retardant coating for use outside of traditional building products applications, including mattresses, furniture, curtains and bed clothing. This business has not yet produced commercial sales.

PRINCIPLES OF CONSOLIDATION/USE OF ESTIMATES

The consolidated financial statements include the accounts of the company and all subsidiaries after elimination of significant intercompany balances and transactions. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates upon subsequent resolution of the identified matters.

CASH AND CASH EQUIVALENTS

Cash equivalents are highly liquid investments purchased with an original maturity of, or which are subject to redemption in, three months or less.

CONCENTRATION OF CREDIT RISK

The majority of the company's sales are in the Building Products segment, which accounted for 91% of consolidated sales in fiscal 2002. Its primary customers are building materials distributors. For several years, the building materials distribution industry has consolidated at a rapid pace with many smaller independent distributors being acquired by larger national building materials distributors. The ten largest Building Products customers typically account for approximately 40% to 50% of annual consolidated sales. One customer accounted for 17%, 20% and 17% of consolidated sales in fiscal years 2002, 2001 and 2000, respectively. The company performs ongoing credit evaluations and maintains reserves for potential credit losses.

REVENUE RECOGNITION

Significant revenue recognition policies are as follows:

Manufactured Products—Revenue is recognized at the time products are shipped to customers. All risks and rewards of ownership pass to the customer upon shipment. Damaged or defective products may be returned for replacement or credit. In Building Products, sales volume rebates or contractual allowance payments are offered to customers based on their level of sales activity. The effects of returns, discounts and other incentives are estimated and recorded at the time of shipment. Volume rebates and allowances are estimated and recorded based on sales activity.

Service Revenues—Service revenues and related expenses are immaterial and are not disaggregated in the financial statements. When services are provided, generally by companies in Other, Technologies, revenue is recognized as services are performed.

License Fees—License fees are generally recognized by Ortloff when a customer contracts for a nonexclusive license to use the inventions covered by company patents. Licenses are granted without term.

SHIPPING AND HANDLING COSTS

In accordance with Emerging Issues Task Force Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," freight costs for all reporting periods are included in cost of goods sold.

INVENTORIES

Inventories are stated at the lower of cost (including direct materials, labor, and applicable overhead) or market, using the first-in, first-out (FIFO) method. Inventories were comprised of:

(Dollars in thousands)	Fiscal Year Ended June 30	
	2002	2001
Raw Materials	$ 9,484	$10,822
Work-In-Process	538	411
Finished Goods	36,888	39,783
	$46,910	$51,016

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. Useful lives for property and equipment are as follows:

Buildings and improvements	10-40 years
Machinery and equipment	5-20 years
Computer equipment	3-6 years
Office furniture and equipment	5-12 years

During 2002, 2001 and 2000, the company recorded $17,869,000, $13,603,000 and $10,625,000, respectively, in depreciation expense.

The cost and accumulated depreciation for property, plant and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in income. Interest is capitalized in connection with the construction of major projects. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. In 2002, no interest was capitalized. In 2001, and 2000, $5,337,000 and $2,708,000 of interest cost was capitalized, respectively.

GOODWILL

Goodwill is amortized on a straight line basis over twenty years. Unamortized goodwill at June 30, 2001 was $837,000. At June 30, 2002, all unamortized goodwill had been written off in connection with the consolidation of Cybershield's operations in March 2002.

LONG-LIVED ASSETS

The company assesses long-lived assets for impairment under Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The carrying amount of long-lived assets, including goodwill, is reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that long-lived assets will not be recoverable, as determined based on the estimated undiscounted cash flows of the long-lived assets over the remaining period of use, the carrying amount of the long-lived assets is reduced to estimated fair value of the impaired assets. In fiscal 2002, the company recorded a $3,360,000 impairment charge for the writedown of long-lived assets at Cybershield's Canton, Georgia manufacturing facility. The impairment charge is included as a component of cost of sales in the accompanying statement of operations.

INCOME TAXES

Deferred income taxes are provided to reflect temporary differences between the financial reporting basis and the tax basis of the company's assets and liabilities using presently enacted tax rates.

SUPPLEMENTAL CASH FLOWS

Supplemental cash flow amounts were as follows:

(Dollars in thousands)	Fiscal Year Ended June 30		
	2002	2001	2000
Interest paid	$5,961	$9,280	$ 3,476
Income taxes paid	$2,805	$3,284	$18,027

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Derivatives are held as part of a formally documented risk management program. No derivatives are held for trading purposes. The company measures hedge effectiveness by formally assessing, on a quarterly basis, the historical and probable future high correlation of changes in the fair value or expected future cash flows of the hedged item. The ineffective portions are recorded in other income or expense in the current period.

In November 2001, the company adopted an Energy Risk Management Policy and an Energy Committee was appointed to develop strategies to manage the company's risks of adverse changes in the energy markets. The company has entered into hedge transactions to set the price relating to approximately 50% of its anticipated use of natural gas not subject to fixed rate contracts through October 2002. For this cash flow hedge, the fair value of the derivative was recorded on the balance sheet. The effective portion of the changes in the fair value of this derivative is recorded in other comprehensive income and reclassified to cost of sales in the period in which earnings are impacted by the hedged items. At June 30, 2002, Accumulated Other Comprehensive Income was made up of $50,000 ($31,000 net of tax) relating to the cash flow hedge of natural gas usage.

The Board of Directors and company management determined that prudent interest rate strategy is to maintain a debt mix that is balanced between fixed rate debt and variable rate debt. In June 2002, the company entered into a receive fixed, pay floating interest rate swap to effectively convert the interest rate from fixed to floating on $60,000,000 of debt through 2012. For this fair value hedge, both the fair value of the derivative and the underlying hedged item are reported in the balance sheet. Changes in the fair value of the derivative and the underlying hedged item offset and are recorded each period in other income or expense, as applicable.

The company is exposed to credit loss in the event of nonperformance by counterparties on the above instruments. Although nonperformance is possible, the company does not anticipate nonperformance, as such contracts are, in management's opinion, with creditworthy counterparties.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of the company's cash, cash equivalents, trade receivables, accounts payable, long-term debt and derivative instruments approximates fair value.

NEW ACCOUNTING STANDARDS

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." The company will adopt SFAS No. 142, effective July 1, 2002. Subsequent to the adoption of SFAS No. 142, goodwill must be tested for impairment annually and recorded goodwill is not amortized. At June 30, 2002, the company had no unamortized goodwill or other significant intangible assets covered by SFAS No. 142. The company does not believe the adoption of SFAS No. 142 will have a material impact on the company's financial position or results of operations.

In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement is effective for the company in fiscal 2004. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. Based on current circumstances, the company does not believe the adoption of SFAS No. 143 will have a material impact on the company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provision of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions." SFAS No. 144 is effective for the Company on July 1, 2002. Based on current circumstances, the company does not expect the impact of its adoption to be material to its financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at a date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities after December 31, 2002. The company has no currently anticipated exit or disposal activities.

EARNINGS PER SHARE

Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. The reconciliation of basic earnings per share to diluted earnings per share is shown in the following table:

(Dollars in thousands, except per share data)	Fiscal Year Ended June 30		
	2002	2001	2000
Net income	**$15,093**	$8,762	$29,932
Denominator for basic earnings per share-weighted average shares outstanding	**19,311**	19,322	19,577
Effect of dilutive securities:			
Employee stock options	**346**	171	509
Denominator for dilutive earnings per share—adjusted weighted average shares and assumed issuance of shares purchased under the incentive stock option plan using the treasury stock method	**19,657**	19,493	20,086
Basic earnings per share	**$ .78**	$ .45	$ 1.53
Diluted earnings per share	**$ .77**	$ .45	$ 1.49

LONG-TERM DEBT

(Dollars in thousands)	Fiscal Year Ended June 30	
	2002	2001
Senior Notes	**$120,000**	$ —
Fair value of interest rate swap	**(282)**	—
Revolving Credit Facility	**—**	123,300
	$119,718	$123,300

In June 2002, the company issued $120,000,000 of Senior Notes (Notes). Of the Notes, $60,000,000 mature in fiscal 2009 and carry a coupon rate of $6.99%, and $60,000,000 mature in fiscal 2012 and carry a coupon rate of 7.49%. Interest is payable semiannually on June 15 and December 15 of each year. The proceeds from these borrowings were used to repay amounts outstanding under the Revolving Credit Facility and for general corporate purposes.

In conjunction with the sale of the Notes, the company reduced its Revolving Credit Facility (Facility) from $175,000,000 to $100,000,000 of primary credit, including up to a maximum of $10,000,000 in letters of credit through November 30, 2005. At June 30, 2002, letters of credit totaling $2,584,000 were outstanding. Borrowings under the Facility bear interest at (1) the lender's prime rate, or (2) at the company's option, a Eurodollar rate, in each case plus specified basis points based on the company's leverage ratio, as defined, at each quarter end. The Facility also provides for a commitment fee on the average unused portion of the line. The commitment fee rate is also determined by the company's leverage ratio. No borrowings were outstanding on the Facility at June 30, 2002.

Both the Notes and the Facility require that the company maintain a specified minimum consolidated net worth, and a maximum capitalization ratio, based on defined terms. The Facility also contains a minimum fixed charge coverage ratio and the Notes contains a minimum interest coverage ratio, also based on defined terms. At June 30, 2002, the company was in compliance with all requirements. Dividend payments and stock repurchases are also limited to certain specified levels by the Facility agreement.

The company has no off-balance sheet arrangements or transactions with unconsolidated, limited purpose entities.

SHAREHOLDERS' EQUITY

Authorized common stock, par value $1.00, is 100,000,000 shares, of which 19,988,074 shares were issued at June 30, 2002. The Board of Directors is authorized to issue up to 1,000,000 shares of preferred stock, without par value, in one or more series and to determine the rights, preferences, and restrictions applicable to each series. No preferred stock has been issued.

SHAREHOLDER RIGHTS PLAN

On May 26, 1998, the company's Board of Directors adopted a new Shareholder Rights Plan which took effect when the existing rights plan expired on July 8, 1998. Under the new plan, rights were constructively distributed as a dividend at the rate of one right for each share of common stock of the company held by the shareholders of record as of the close of business on July 8, 1998. Until the occurrence of certain events, the rights are represented by and trade in tandem with common stock. Each right will separate and entitle shareholders to buy stock upon an occurrence of certain takeover or stock accumulation events. Should any person or group (Related Person), other than certain bona fide institutional investors to whom a 20% threshold applies, acquire beneficial ownership of 15% or more of the company's common stock, all rights not held by the Related Person become rights to purchase one one-hundredth of a share of preferred stock for $110 or $110 of ElkCorp common stock at a 50% discount. If after such an event the company merges, consolidates or engages in a similar transaction in which it does not survive, each holder has a "flip over" right to buy discounted stock in the surviving entity.

Under certain circumstances, the rights are redeemable at a price of $0.01 per right. Further, upon defined stock accumulation events, the Board of Directors has the option to exchange one share of common stock per right. The rights will expire by their terms on July 8, 2008.

EMPLOYEE BENEFIT PLANS

The company's Incentive Stock Option Plan provides for the granting of incentive and nonqualified stock options to directors, officers and key employees of the company for purchase of the company's common stock.

Information relating to options is as follows:

	Number of Shares	Option Price Range per Share	Weighted Average Option Price per Share
Outstanding at June 30, 1999	932,075	$ 3.89 - $23.17	$11.85
Granted	454,290	$23.50 - $34.25	$27.85
Cancelled	(9,437)	$ 8.44 - $28.04	$20.41
Exercised	(135,480)	$ 3.89 - $23.17	$ 8.07
Outstanding at June 30, 2000	1,241,448	$ 5.39 - $34.25	$18.05
Granted	538,500	$11.31 - $19.94	$19.09
Cancelled	(50,479)	$ 7.56 - $28.04	$17.59
Exercised	(58,935)	$ 5.39 - $14.67	$ 8.49
Outstanding at June 30, 2001	1,670,534	$ 7.56 - $34.25	$18.74
Granted	357,260	$17.20 - $26.04	$20.20
Cancelled	(48,137)	$ 8.44 - $28.04	$21.45
Exercised	(278,011)	$ 8.33 - $19.94	$11.47
Outstanding at June 30, 2002	1,701,646	$ 7.56 - $34.25	$20.16

The following table summarizes information about options outstanding at June 30, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
		WEIGHTED-AVERAGE			
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life	Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 7.56 - $14.99	311,543	4.35 yrs.	$11.38	214,045	$10.63
$15.00 - $23.45	965,043	8.27 yrs.	$19.59	361,441	$19.50
$23.50 - $34.25	425,060	7.12 yrs.	$27.88	289,068	$27.78

At June 30, 2002, 2001 and 2000, options for 864,554, 508,857, and 339,239 shares were exercisable, respectively. A total of 665,006, 974,129, and 1,462,150 shares were reserved for future grants at June 30, 2002, 2001 and 2000, respectively.

Beginning in fiscal 1997, the company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Pro forma information regarding net income and income per share set forth below has been determined as if the company had accounted for its stock options under the fair value methodology prescribed by SFAS No. 123. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for fiscal 2002, 2001 and 2000; dividend yields of 1.0%, 1.1%, and 0.7%; risk-free interest rates of 5.1%, 6.2%, and 6.3%; expected market price volatility of .42, .432, and .421; and expected lives of options of 9.0 years. Based on this model, the weighted average fair value of stock options granted in fiscal 2002, 2001 and 2000 was $11.94, $10.42 and $15.67, respectively, per share.

(Dollars in thousands, except per share data)

	2002	2001	2000
Net income, as reported	$15,093	$8,762	$29,932
Net income, pro forma	$15,040	$6,651	$27,280
Income per share—basic, as reported	$ .78	$ .45	$ 1.53
Income per share—basic, pro forma	$ .78	$ .34	$ 1.39
Income per share—diluted, as reported	$ .77	$ .45	$ 1.49
Income per share—diluted, pro forma	$ .77	$ .34	$ 1.36

Net income pro forma, includes an add back of $3,922,000 for the after-tax effect of noncash stock option compensation recorded to expense in fiscal 2002 using APB No. 25 methodology, net of $3,975,000 after-tax effect of stock option expense calculated using SFAS No. 123 methodology. Pro forma earnings per share, excluding only noncash stock option compensation, for fiscal 2002 was $19,015,000, or $.98 per share–basic and $.97 per share–diluted. The pro forma amounts presented above may not be representative of the effects on reported net income for future years.

The company's Employee Stock Ownership Plan (ESOP) became effective January 1, 1981. Under the plan, the company contributes a percentage of each participant's annual compensation into a trust, either as treasury stock contributions or cash, which is then used to purchase ElkCorp common stock. Employees vest 20% after one year of employment and 20% per year thereafter, with the stock distributed at retirement, death, disability, or as authorized by the Plan Administrative Committee. Effective January 1, 1990, the company established an Employee Savings Plan under Internal Revenue Code section 401(k). Under the 401(k) Plan, the company may contribute a percentage of each participant's annual compensation into the 401(k) Plan to be invested among various defined alternatives at the participants' direction. Vesting of company contributions is in accordance with the same schedule as that of the ESOP. All full-time employees, except those covered by plans established through collective bargaining, are eligible for participation in the above plans after meeting minimum service requirements.

Since 1998, the Board of Directors annually has authorized total contributions of 5.0%, including forfeitures, of each participant's annual compensation, as defined, split equally between the ESOP and 401(k) Plans. In addition, the company contributes an additional $.50 for every $1.00 of employee contributions into the 401(k) Plan limited to a maximum matching of 2% of an employee's compensation. Total contributions charged to expense for these plans were $3,140,000, $2,558,000 and $2,466,000, in 2002, 2001 and 2000, respectively.

Under the company's Stock/Loan Plan, which became effective July 1, 1975, approximately 200 employees have been granted loans, based on a percentage of their salaries and the performance of their operating units, for the purpose of purchasing the company's common stock. Under the Stock/Loan Plan, a ratable portion of the loans, which are unsecured, and any accrued interest are forgiven and recognized as compensation expense over five years of continuing service with the company. If employment is terminated for any reason except death, disability or retirement, the balance of the loan becomes due and payable. Loans outstanding at June 30, 2002 and 2001 totaling $1,105,000 and $1,551,000, respectively, are included in other assets. As a result of certain provisions of the Sarbanes-Oxley Act of 2002, no loans will be granted to executive officers of ElkCorp subsequent to fiscal 2002.

NONCASH STOCK OPTION COMPENSATION

In prior periods, the company followed the "fixed" method of accounting for all employee stock options under APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense was recorded in prior periods with respect to the company's stock option plan as options were granted with an exercise price equal to the stock's fair market value at date of grant.

The company's 1998 Incentive Stock Option Plan contains a cashless exercise provision that permits an optionee to relinquish vested options to the company in exchange for common shares having a current market value equal to the net exercised market value of the relinquished options. Under APB No. 25, the aforementioned cashless relinquishment feature can potentially cause options issued under the 1998 Plan to be considered stock appreciation rights ("SAR's") in substance, if not in form, unless past experience and economic incentives indicate that optionees are more likely to exercise, rather than relinquish, the options. Under APB No. 25, SAR's are accounted for using "variable" accounting whereby income is charged (or credited) during each accounting period to reflect any excess of the market value of shares underlying vested SAR's, over the exercise price of vested SAR's.

It was never the company's intention to issue SAR's under the 1998 Plan. Prior to March 2002, no optionee ever utilized the cashless relinquishment alternative, and a total of only three optionees, none being executive officers of the company, have ever utilized this exercise alternative. The company believed that its prior use of "fixed" accounting for options outstanding under the 1998 Plan was appropriate. However, in the current year the company determined that options granted under the 1998 Plan should have been accounted for using "variable" option accounting.

The retroactive application of "variable" option accounting would not have a material effect on the company's cumulative net income since adoption of the 1998 Plan. However, the use of "variable" option accounting significantly decreased the company's pretax income for the fiscal year ending June 30, 2002, as the company's share price increased significantly during fiscal 2002. The retroactive application of "variable" accounting reduced cumulative pretax income for all fiscal years prior to fiscal 2002 by $671,000. This amount has been included in the $6,034,000 of pretax noncash stock option compensation recorded for fiscal 2002. The impact of variable accounting on any full fiscal year preceding fiscal 2002 was not material.

In keeping with the company's original intent, on August 13, 2002, the Compensation Committee of the Board of Directors terminated the availability of the relinquishment alternative under the 1998 Plan, thereby removing any question regarding the appropriateness of "fixed" accounting for these employee stock options after August 13, 2002. Based on this action, together with a decline in the company's share price subsequent to June 30, 2002, the company expects to record a reversal of fiscal 2002 noncash stock option compensation expense of approximately $5,400,000 in the first quarter of fiscal 2003. Thereafter, the company will again utilize the "fixed" method of stock option accounting.

COMMITMENTS AND CONTINGENCIES

The company and its subsidiaries lease certain office space, facilities, and equipment under operating leases, expiring on various dates through 2007. Total rental expense was $2,912,000 in 2002, $2,436,000 in 2001, and $1,787,000 in 2000. At June 30, 2002, future minimum rental commitments under noncancellable operating leases, payable over the remaining lives of the leases, are:

(Dollars in thousands)

Fiscal Year	Commitments
2003	$1,845
2004	1,084
2005	233
2006	151
2007	113
Total	$3,426

The company's subsidiaries provide certain warranties for their products which are generally limited to being free from defects in materials or manufacturing workmanship affecting performance or meeting specified manufacturing and material specifications. During 2002, 2001 and 2000, the company recorded to expense $2,769,000, $1,680,000 and $1,773,000, respectively, in warranty claim settlements and reserves.

In February 2000, Wedgewood Knolls Condominium Association filed a purported class action in the United States District Court in Newark, New Jersey which, as amended, names two Elk subsidiaries. The purported nationwide class would include purchasers or current owners of buildings with certain Elk asphalt shingles installed between January 1, 1980 and present. The suit alleges, among other things, that the shingles were uniformly defective. It seeks various remedies including damages and reformation of the limited warranty applicable to the shingles on behalf of the plaintiff and the purported class. In late March 2002, the United States District Court for the District of New Jersey issued its opinion denying the plaintiff's motion for class certification in the Wedgewood Knolls lawsuit pending against Elk.

In June 2000, an individual homeowner filed a purported class action, *Lastih v. Elk Corporation of Alabama,* in the Judicial District of Hartford, Connecticut. The *Lastih* suit involves similar class allegations and claims to those asserted in the Wedgewood Knolls suit described above.

Elk has denied the claims asserted in both actions, and vigorously defended them. Elk has reached an agreement in principle to settle with all plaintiffs represented by the law firm prosecuting the *Wedgewood Knolls* and *Lastih* cases, including without limitation Wedgewood Knolls Condominium Association, Lastih and several other individual plaintiffs. The settlement would not be a class settlement and would not have a material adverse effect on the company's consolidated results of operations, financial condition or liquidity. The settlement is still subject to the negotiation and execution of a definitive written settlement agreement.

On April 3, 2002, CertainTeed Corporation filed suit in the United States District Court for the Eastern District of Pennsylvania, Philadelphia, Pennsylvania for alleged patent infringement against the company and two of its Elk affiliates. The suit, in essence, claims that Elk's Capstone shingle infringes three CertainTeed patents, and seeks preliminary and permanent injunctive relief, damages and attorneys' fees. The case is in the early stages of discovery. The company believes that the suit is meritless and intends to vigorously defend it. It believes that the company and its named affiliates have strong defenses to the suit, but the company cannot predict with certainty whether the suit will have a material adverse effect on its consolidated results of operations, financial position or liquidity.

The company and its subsidiaries are involved in various other legal actions and claims, including claims arising in the ordinary course of business. Based on advice from legal counsel, management believes such litigation and claims will be resolved without material adverse effect on the consolidated financial statements.

Chromium has engaged in limited remediation activities at its former plating operation, closed in 1999, at what is now Cybershield's Lufkin, Texas manufacturing facility. Soil sampling results from a pre-closing environmental evaluation of the site indicated localized problems. Chromium has entered the property into the Texas Voluntary Cleanup Program (VCP). Under this program, the TNRCC reviews the voluntary cleanup plan the applicant submits, and, when the work is complete, issues a certificate of completion, evidencing clean up to levels protective of human health and the environment and releasing prospective purchasers and lenders from liability to the state. Properties entered into the VCP are protected from TNRCC enforcement actions.

Chromium submitted a work plan, which the TNRCC recently approved, for a supplemental groundwater and soil assessment at the facility. The plan was designed to, among other things, further define the problems at the site. Chromium is preparing to implement that plan. Once the investigation is complete, Chromium intends to clean up the site under the VCP to a site specific risk-based cleanup standard as prescribed by the Texas Risk Reduction Program. Until Chromium has the results from its supplemental assessment and TNRCC approval of a cleanup plan, it is unable to estimate remediation costs, which may or may not be material.

The company's operations are subject to extensive federal, state and local laws and regulations relating to environmental matters. Other than the possible costs associated with the previously described Chromium matter, the company does not believe it will be required to expend amounts which will have a material adverse effect on the company's consolidated financial position or results of operations by reason of environmental laws and regulations, such laws and regulations are frequently changed and could result in significantly increased cost of compliance. Further, certain of the company's manufacturing operations utilize hazardous materials in their production processes. As a result, the company incurs costs for remediation activities at its facilities and off-site from time to time. The company establishes and maintains reserves for such known remediation activities.

INVOLUNTARY CONVERSION

On September 15, 1998, the company experienced an explosion at its nonwoven fiberglass roofing mat plant in Ennis, Texas. The company submitted claims totaling $17,492,000 for property damage and business interruption. In February 2000 the company reached final settlement with its insurance company. In total, the company received insurance proceeds of $17,017,000 on the claim. Assets with net book value of $3,990,000 were destroyed in the explosion and were insured for replacement value. The company received replacement value payments on the property claim in excess of the net book value of destroyed assets in the amount of $1,292,000. This amount was recorded as a gain from involuntary conversion in fiscal 2000.

NONRECURRING ITEMS

In fiscal 2002, the company reached a cash settlement relating to a dispute with a vendor and the company recorded $5,625,000 of nonrecurring income. The cash settlement primarily represented a reimbursement of costs previously recorded to expense as selling, general and administrative costs. This cash settlement is recorded as a reduction of selling, general and administrative costs in fiscal 2002.

In fiscal 2002, the company's Cybershield subsidiary consolidated its operations. Accordingly, the Georgia facility was closed, and certain employees and manufacturing equipment transferred to Cybershield's Texas facility. In fiscal 2002, the company recorded a nonrecurring charge of $5,273,000, including noncash costs of $3,600,000 (primarily related to the impairment of property, plant and equipment and goodwill, and an inventory writedown) and other costs of $1,673,000 (primarily related to severance, relocation costs and the settlement of a dispute with a customer concerning certain inventory produced at the Georgia facility for that customer). All such costs were incurred prior to June 30, 2002. There are no material remaining actions to complete closure of the facility. The charge is included as a component of cost of sales.

In fiscal 2000, all operations of Chromium Corporation's reciprocating engine components business at the Lufkin, Texas facility were transferred to the Cleveland, Ohio plant. Costs to relocate equipment and other consolidation items of approximately $750,000 and $3,400,000 were incurred and recorded to cost of sales in fiscal 2001 and 2000, respectively.

ACCRUED LIABILITIES

Accrued liabilities consist of the following:

(Dollars in thousands)	Fiscal Year Ended June 30	
	2002	2001
Product warranty reserves	$ 2,395	$ 1,722
Self-insurance reserves	1,061	760
Compensation and employee benefits	8,585	3,413
Noncash stock option compensation	5,896	—
All other	6,718	4,980
	$24,655	$10,875

INCOME TAXES

The company's effective tax rate was 39.0% in 2002, 37.3% in 2001, and 37.9% in 2000. The difference between the federal statutory tax rate and the effective tax rate is reconciled as follows:

	2002	2001	2000
Federal statutory tax rate	35.0%	35.0%	35.0%
Change in tax rate resulting from:			
State income taxes, net of federal tax effect	3.2%	1.0%	2.6%
Miscellaneous items	.8%	1.3%	.3%
	39.0%	37.3%	37.9%

Components of the income tax provisions consist of the following:

(Dollars in thousands)	2002	2001	2000
Federal:			
Current	$3,661	$ 568	$14,768
Deferred, net	5,183	4,374	1,814
State	800	259	1,675
	$9,644	$5,201	$18,257

The significant components of the company's deferred tax assets and liabilities are summarized below:

(Dollars in thousands)	2002	2001	2000
Deferred tax assets:			
Accrued liabilities, difference in expense recognition	$ 4,249	$ 1,683	$ 2,103
Receivables, bad debt reserve	257	345	337
Inventories, difference in capitalization	979	1,346	382
Alternative minimum taxes paid	—	530	—
Nonqualified deferred compensation plan	262	73	—
Asset impairment	1,115	—	—
	6,862	3,977	2,822
Deferred tax liabilities:			
Fixed assets, primarily depreciation method differences and deferred testing costs	(34,660)	(26,612)	(21,083)
Other	(20)	—	—
	(34,680)	(26,612)	(21,083)
Net deferred tax liability	$(27,818)	$(22,635)	$(18,261)

FINANCIAL INFORMATION BY COMPANY SEGMENTS

(Dollars in thousands)	2002	2001	2000
Sales			
Building Products	$459,673	$335,971	$350,319
Electronics Manufacturing Services	—	29,528	33,420
Industrial Products	—	13,561	11,300
Other, Technologies	46,853	43,089	44,720
Corporate	—	96	159
	$506,526	$379,156	$395,198
Operating Profit (Loss)			
Building Products	$ 53,325	$ 25,539	$ 53,024
Electronics Manufacturing Services	—	1,392	4,904
Industrial Products	—	(735)	(4,653)
Other, Technologies	(4,354)	657	251
Corporate	(18,147)	(8,842)	(5,216)
	30,824	17,354	48,059
Other income	105	103	1,485
Interest expense	(6,192)	(3,494)	(1,355)
Income before income taxes	$ 24,737	$ 13,963	$ 48,189
Identifiable Assets			
Building Products	$314,668	$297,727	$265,944
Electronics Manufacturing Services	—	31,805	25,707
Industrial Products	—	9,303	8,076
Other, Technologies	32,420	41,108	33,783
Corporate	34,340	21,213	22,847
	$381,428	$360,048	$322,574
Depreciation and Amortization			
Building Products	$ 13,239	$ 8,991	$ 8,537
Electronics Manufacturing Services	—	1,584	1,671
Industrial Products	—	447	347
Other, Technologies, including $3,360 impairment in 2002	5,390	2,031	2,018
Corporate	2,702	2,675	116
	$ 21,331	$ 13,697	$ 10,671
Capital Expenditures			
Building Products	$ 9,161	$ 33,385	$ 58,658
Electronics Manufacturing Services	—	3,941	6,281
Industrial Products	—	947	1,796
Other, Technologies	1,826	4,888	8,077
Corporate	391	270	3,356
	$ 11,378	$ 38,543	$ 70,091

Directors

THOMAS D. KAROL
Chairman of the Board and
Chief Executive Officer
ElkCorp
Dallas, Texas

JAMES E. HALL
Officer and Director
Chaparral Cars, Inc.
and Partner
Condor Operating Company
Midland, Texas

DALE V. KESLER
Retired Former Managing Partner
Arthur Andersen LLP
Dallas, Texas

MICHAEL L. MCMAHAN
Independent Consultant—
Wireless Industry
Retired Texas Instruments Fellow
Plano, Texas

RICHARD A. NOWAK
President and Chief Operating Officer
ElkCorp
Dallas, Texas

DAVID W. QUINN
Retired Vice Chairman
Centex Corporation
Dallas, Texas

HAROLD K. WORK
Retired Chairman
ElkCorp
Dallas, Texas

Principal Officers

THOMAS D. KAROL
Chairman of the Board and
Chief Executive Officer
ElkCorp

RICHARD A. NOWAK
President and Chief Operating Officer
ElkCorp

HAROLD R. BEATTIE, JR.
Senior Vice President,
Chief Financial Officer and Treasurer
ElkCorp

GREGORY J. FISHER
Senior Vice President and Controller
ElkCorp

MATTI KIIK
Senior Vice President,
Research and Development
ElkCorp

ARTHUR R. LAENGRICH
President and Chief Executive Officer
Ortloff Engineers, LTD

ROBERT E. PINE
Executive Vice President
Elk Performance Nonwoven Fabrics, Inc.

CHRISTOPHER C. SCHEMBRI
President and Chief Operating Officer
Chromium Corporation

DAVID G. SISLER
Senior Vice President,
General Counsel and Secretary
ElkCorp

JAMES T. SKELLY
President and Chief Operating Officer
Cybershield, Inc.

JAMES J. WAIBEL
Senior Vice President,
Administration
ElkCorp

Shareholder Information

The company has changed its legal corporate name from Elcor Corporation to ElkCorp, effective September 1, 2002, to better identify itself with the well-known Elk brand name of its principal building products subsidiaries. Stock certificates previously issued in the name of Elcor Corporation will continue to represent the same number of shares of ElkCorp and the company's ticker symbol will remain ELK. The company does not plan to issue new stock certificates to existing stockholders in connection with the name change.

STOCK EXCHANGES

ElkCorp's common stock is listed on the New York Stock Exchange. It is also traded on the Boston, Midwest and Philadelphia Stock Exchanges. Ticker Symbol—ELK

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
85 Challenger Road, Ridgefield Park, NJ 07660
(800) 635-9270
(800) 231-5469 (TDD for hearing impaired)
(201) 329-8660 (Foreign Shareholders)
(201) 329-8354 (TDD Foreign Shareholders)
www.melloninvestor.com

AUDITORS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas, TX 75201-2997
(214) 999-1400

FORM 10-K REPORT

ElkCorp will furnish to any shareholder, without charge, a copy of its Form 10-K Report, as filed with the Securities and Exchange Commission. Written requests should be directed to Investor Relations at the corporate office address.

CORPORATE OFFICE

ElkCorp
Wellington Centre, Suite 1000
14643 Dallas Parkway
Dallas, TX 75254-8890
(972) 851-0500
www.elkcorp.com

ANNUAL MEETING

The next annual meeting of shareholders will be held on October 29, 2002, at 10:00 a.m. in the Sky Bridge III room at the Doubletree Hotel at Lincoln Centre, 5410 LBJ Freeway, Dallas, Texas 75240.

This annual report is submitted for the general information of the shareholders of ElkCorp and is not intended for use in connection with any sale or purchase of, or as an offer or solicitation of offers to buy or sell, any securities.

© 2002, ElkCorp. CRODON is a registered trademark of Chromium Corporation. EXACT is a trademark pending registration by Cybershield, Inc. All other trademarks, ®, are registered trademarks of Elk Premium Building Products, Inc. All other trademarks, ™, are marks pending registration by Elk Premium Building Products, Inc. Elk Premium Building Products, Chromium Corporation and Cybershield, Inc. are ElkCorp companies.


ELK
The Premium Choice

ElkCorp
Wellington Centre
Suite 1000
14643 Dallas Parkway
Dallas, Texas 75254-8890
www.elkcorp.com